Filed Pursuant to Rule 424(b)(3)
Registration No. 333-268536

PROSPECTUS

Up to 17,400,000 Common Shares

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This prospectus relates to the resale, from time to time, by the selling shareholders named herein, or their pledgees, donees, transferees, or other successors in interest (the “Selling Shareholders”), of up to 17,400,000 of our common shares, no par value per share (the “common shares”), issuable upon the exercise of the common share purchase warrants (the “Purchase Warrants”) issued to the Selling Shareholders in a private placement (“Private Placement”) pursuant to the Securities Purchase Agreements dated October 10, 2022 by and between the Selling Shareholders and the Company (“Securities Purchase Agreement(s)”).

We are registering the offer and sale of these securities to satisfy certain registration rights we have granted in the Securities Purchase Agreements. No underwriter or other person has been engaged to facilitate the sale of the common shares in this offering. The Selling Shareholders may offer all or part of the common shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. These securities are being registered to permit the Selling Shareholders to sell securities from time to time, in amounts, at prices and on terms determined at the time of offering. The Selling Shareholders may sell these securities through ordinary brokerage transactions, directly to market makers of our common shares or through any other means described in the section entitled “Plan of Distribution” herein. In connection with any sales of common shares offered hereunder, the Selling Shareholders, any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (“Securities Act”). We do not know when or in what amounts the Selling Shareholders may offer the common shares for sale. The Selling Shareholders may sell any, all or none of the securities offered by this prospectus. All of the common shares offered by the Selling Shareholders pursuant to this prospectus will be sold by the Selling Shareholders for their respective accounts.

We will not receive any proceeds from the sale of any common shares by the Selling Shareholders. We will, however, receive the net proceeds received from the exercise of any Purchase Warrants exercised for cash. We will pay certain expenses associated with the registration of the securities covered by this prospectus, as described in the section entitled “Plan of Distribution.”

Our common shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “SYTA.” The last reported sale price of one common share on the Nasdaq on December 14, 2022 was $0.1784.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company disclosure and reporting requirements. See “Prospectus Summary — Implications of Our Being an Emerging Growth Company” and “Foreign Private Issuer Status.”

Investing in our common shares involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus and other risk factors contained in the documents incorporated by reference herein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 15, 2022.

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INTRODUCTION

On October 10, 2022, we entered into a Securities Purchase Agreement with certain institutional investors named therein (the Selling Shareholders herein), pursuant to which we agreed to issue and sell, in a registered direct offering: (i) 15,810,000 of the Company’s common shares, (ii) 1,590,000 pre-funded warrants (“Pre-Funded Warrants”) and, (iii) in a concurrent private placement under Rule 506 of Regulation D under the Securities Act, common share purchase warrants (“Purchase Warrants”) to acquire 17,400,000 common shares at a combined purchase price of $0.23 per common share and Purchase Warrant if purchasing the common shares, or $0.22 per Pre-Funded Warrant and Purchase Warrant if purchasing the Pre-Funded Warrants. Each Purchase Warrant entitles the Selling Shareholder to purchase one common share for a period of five years from the date of issuance (which was October 12, 2022) for an exercise price of $0.23 per share. The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the Selling Shareholders and customary indemnification rights and obligations of the parties as well as our obligation to file a registration statement with respect to the common shares underlying the Purchase Warrants by November 24, 2022. Those common shares are being registered in the registration statement that we have filed with the Securities and Exchange Commission (“SEC”) of which this prospectus is a part.

Certain information in this prospectus is incorporated by reference to other documents filed by the Company. The information included or incorporated by reference in this prospectus also adds to, updates and changes information contained or incorporated by reference in this prospectus. If information included or incorporated by reference in this prospectus is inconsistent with the information incorporated by reference therein, then this prospectus or the information incorporated by reference in this prospectus, whichever is later dated, will apply and will supersede the information in the prospectus and the documents incorporated by reference therein. To the extent this prospectus contains summaries of the documents referred to herein, you are directed to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or will be filed in prior registration statements or in Reports of Foreign Private Issuer on Form 6-K, or will be incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of such documents as described below in the section titled “Where You Can Find Additional Information.”

We and the Selling Shareholders have not authorized anyone to provide you with any information or to make any representations other than as contained in this prospectus or in any free writing prospectuses we have prepared. We and the Selling Shareholders take no responsibility for, and provide no assurance about the reliability of, any information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise indicated, all references in this prospectus to “Siyata,” the “Company,” “we,” “our,” “us” or similar terms refer to Siyata Mobile Inc. and its subsidiaries.

No action is being taken in any jurisdiction outside the U.S. to permit an offering of our securities or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the U.S. are required to inform themselves about and to observe any restrictions about this offering and the distribution of this prospectus applicable to those jurisdictions.

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PROSPECTUS SUMMARY

This summary description about us and our business highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before deciding to invest in our securities. The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus You should also carefully consider the matters discussed in the section in this prospectus entitled “Risk Factors.

Corporate Overview

Siyata Mobile Inc. is a leading global developer of innovative cellular-based communications solutions over advanced 4G/LTE mobile networks under the Uniden® Cellular and Siyata brands to global first responders and enterprise customers. Siyata’s three complementary product categories include rugged handheld mobile devices and in-vehicle communications solutions for first responders, military, enterprise customers, commercial fleet vehicles and industrial workers, and cellular amplifiers to boost the cellular signal inside homes, buildings and vehicles.

Unlike existing LMR technology, that operates over radio signals, the UV350 operates over standard 4G LTE cellular networks. The UV350 received the United States Federal Communications Commission’s (“FCC”) approval as a cellular device, Industry Canada’s certification (IC), certification of PCS Type Certification Review Board, or PTCRB, Google mobile services certification, and Conformité Européenne, or CE, and Emark certification. In addition to these approvals and certifications, the UV350 and has been certified or approved for manufacturing or sale by several North American wireless carriers, or our “channel partners”, including AT&T Communications Services International Inc., or AT&T, BCE Inc. or Bell Mobility, Rogers Communications Inc., Motorola Solutions, Inc., Verizon Communications Inc. and by several international wireless carriers. We believe that the UV350’s reputation and approvals from industry leaders represent a barrier to entry for potential direct competitive devices for in-vehicle devices for fleet communication in North America. Further, our customer base includes cellular network operators and their dealers, as well as commercial vehicle technology distributors for fleets of all sizes in the United States, Canada, Europe, Australia and the Middle East.

AT&T, our largest channel partner, represented 14% of our revenues in 2020. AT&T did not enter into a master services agreement with us, but rather, enters into standard purchase order forms on a per order basis. We do not obligate AT&T to fulfill any required minimum purchase orders. Our typical purchase order contracts with AT&T involve standard warranties and indemnification, insurance requirement and delivery terms.

With an estimated 17 million commercial vehicles as well as 3.5 million first responder vehicles, we view the U.S market as our largest opportunity with, according to the U.S. Department of Transportation, an estimated total addressable market of over $17 billion. The Tier 1 cellular carriers that we work with have expressed interest in marketing and selling the UV350 as it would allow for new SIM card activations in commercial vehicles and increased average revenue per user from existing customers with corporate and first responder fleets while targeting new customers with a unique, dedicated, multi-purpose in-vehicle smartphone.

We have launched the CP250 tablet/DVR connected vehicle 4G device, which is built for cellular voice calls, PoC, data, and navigation with a built-in DVR camera, available exclusively for markets outside North America. This device was designed to be installed on the dash or mounted on a windshield, specifically for lighter commercial vehicles such as taxis, vans and delivery trucks. The 5” wide screen display tablet-based design ensures better communication capabilities for professional drivers. Sales of this product are focused primarily in the Middle East, European Union (“EU”) and Australia.

In addition to our connected vehicle product portfolio, we develop, manufacture, market, and sell 4G/LTE PoC rugged smartphone devices for industrial users. These rugged B2B (business-to-business) environments include first responders, construction workers, security guards, government agencies and various mobile workers in multiple industries. This product portfolio complements our connected vehicle devices as it is targeted at similar enterprise customers.

We also manufacture, market, and sell Uniden® cellular signal boosters and accessories for homes, buildings, manufacturing facilities and vehicles with poor cell coverage across Canada and the United States. The vehicle vertical in this portfolio complements the UV350 commercial vehicle smartphone as we begin to generate sales of the UV350 bundled with the Uniden® vehicle boosters, providing stronger cellular coverage inside commercial vehicles.

Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

•        Our innovative technology and integration approach with minimal known competition.

•        Our reputation and recognition achieved from our previous success in this space.

•        Our experienced management team.

•        Our relationships and device approvals with leading North American wireless networks.

Growth Strategies

We intend to further grow our business by pursuing the following strategies:

•        Ramp up sales with our North American and global cellular carrier partners.

•        Entering new customer bases and markets.

•        Implementing effective resources management to improve operational efficiency and boost core competency.

•        Designing new products and improving our existing products for our current and future customer base.

Our Challenges

We face challenges, risks and uncertainties in realizing our business objectives and executing our strategies, including those relating to our ability to:

•        Grow our market share in the United States which is a new, large-scale market for us.

•        Navigate in the fast-changing regulatory environment.

•        Maintain and improve our relationship with leading cellular carriers and business partners.

•        Recruit and retain qualified personnel.

•        Manage our growth effectively and efficiently.

•        Enhance our product lines in a cost-effective manner.

Our Products

The Company develops, markets, and sells a portfolio of rugged handheld Push-to-Talk over Cellular (“PoC”) smartphone devices. These rugged business-to-business (“B2B”) handsets are focused on enterprise customers, first responders, construction workers, security guards, government agencies, utilities, transportation and waste management, amusement parks, and mobile workers in multiple industries.

In the second quarter of 2022, Siyata unveiled its next generation rugged device, the SD7. The SD7 is Siyata’s first mission critical push-to-talk device (“MCPTT”) and is also the first rugged handset that Siyata launched in North America, in the fourth quarter of 2021 and is expected to launch in Europe in the first quarter of 2023.

Our second product category are purpose built in-vehicle communication devices. In the fourth quarter of 2021, Siyata launched the VK7, a first-of-its-kind, patent-pending car kit with an integrated 10-watt speaker, a simple slide-in connection sleeve for the SD7, and an external antenna input for connecting to a windshield or roof mount antenna that provides an in-vehicle experience for the user that is similar to that from a traditional land mobile radio (“LMR”) device. The VK7 has been uniquely designed to be used with the SD7, while connecting directly into the vehicle’s power and can also connect to a Uniden® cellular amplifier for better cellular connectivity. The VK7 can also be equipped with an external remote speaker microphone (“RSM”) to ensure compliance with hands-free communication legislation.

The Uniden® UV350 4G/LTE is a purpose built in-vehicle communication device designed specifically for professional vehicles such as trucks, vans, buses, emergency service vehicles and other enterprise vehicles. This platform is designed to facilitate the replacement of the current in-vehicle, multi-device set up with a single device that incorporates voice, PoC, data, fleet management solutions and other Android® based professional applications. The UV350 also supports Band 14 for the First Responder Network Authority, or FirstNet®, compatibility which is the U.S. First Responders’ 4G/LTE network with PoC capabilities that aims to replace aging two-way radio systems currently in use.

The aforementioned portfolio of solutions offers the benefits of PoC without any of the difficulties managing the current generation of rugged smart/feature phones and is ideally suited as a perfect upgrade from Land Mobile Radios. Used for generations, LMR has a significant number of limitations, including network incompatibility, limited coverage areas, and restricted functionality that leave a huge need for a unified network and platform. Siyata’s innovative PoC product lines are helping to service the generational shift from LMR to PoC. According to VDC Research, the LMR market is growing at a 5.9% compound annual growth rate (“CAGR”), while the PoC market is growing at a 13.6% CAGR and annual PoC shipments are expected to grow to 2.7 million units in 2023.

Approximately 30 million cellular boosters are sold globally every year. Siyata manufactures and sells Uniden® cellular boosters and accessories for enterprise, first responder and consumer customers with a focus on the North American markets. Cellular communication provides a robust, secure environment not just for remote workers, in-home and in-vehicles, but also for restaurant patrons who wish to download menus; for patients at pharmacies who need to verify identity and download prescriptions; for remote workers who require strong, clear cellular signals; and for first responders where connectivity literally means the difference between life and death. The vehicle vertical in this portfolio complements Siyata’s in-vehicle and rugged handheld smartphones as these sales can be bundled through the Company’s existing sales channels.

Our Customers and Channels

Qualifications with North American voice and data carriers began with Bell Mobility in late in the fourth quarter of 2018; at AT&T as well as at its first responder cellular network FirstNet®, in late in the second quarter of 2019; with Rogers Wireless and Verizon Wireless in the fourth quarter of 2019; and internationally with Telstra in the fourth quarter of 2021. These are major milestones for the Company following Siyata’s seven years of experience innovating in-vehicle cellular based technology, vehicle installations, software integration with various Push-to-Talk (“PTT”) solutions and intensive carrier certifications.

Siyata’s customer base includes cellular network operators and their dealers, as well as commercial vehicle technology distributors for fleets of all sizes in the U.S., Canada, Europe, Australia, the Middle East and other international markets.

The North American Tier 1 cellular carriers that Siyata is working with have large scale distribution and sales channels. With an estimated 25 million commercial vehicles including 7.0 million first responder vehicles, the Company sees the North American market as its largest opportunity with a total addressable market over $19 billion. We believe that these Tier 1 cellular carriers have a keen interest in launching the UV350 as it allows for new SIM card activations in commercial vehicles and increased average revenue per unit (“ARPU”) from existing customers with corporate and first responder fleets while targeting new customers with a unique, dedicated, multi-purpose in-vehicle Internet of Things (“IoT”) smartphone.

In addition, our rugged handsets will ultimately be targeted to approximately 47 million enterprise task and public sector workers across North America including construction, transport and logistics, manufacturing, energy and utility, public safety and the federal government.

Recent Developments

Effects of the Covid-19 Pandemic.    In 2020, the global outbreak of the COVID-19 virus spread to every country and to every state in the United States. The World Health Organization designated COVID-19 as a pandemic, and numerous countries, including the United States, declared national emergencies with respect to COVID-19. While vaccines have been approved and have been deployed in the United States, Canada and Israel, the global impact of the outbreak continues to adversely affect many industries, and different geographies continue to reflect the effects of public health restrictions in various ways. The timing and likelihood of achieving widespread global vaccination remain uncertain, and these vaccines may be less effective against new variants, potentially leading to various health restrictions such as isolation, limiting large congregations of people and even lock-downs that may continue to keep the global economy from recovering to pre-pandemic levels for a prolonged period of time.

The economic recovery in the United States and Canada following the initial impact of COVID-19 is underway but it has been gradual, uneven and characterized by meaningful dispersion across sectors and regions with uncertainty regarding its ultimate length and trajectory. Further, although many jurisdictions had relaxed or lifted restrictions in an effort to generate more economic activity, the risk of continued COVID-19 outbreaks remains, and certain jurisdictions have re-imposed restrictions in an effort to mitigate risks to public health, especially as more infectious variants of the virus emerge. Increasing infection rates and hospitalizations in certain geographies and a potential resulting market downturn have resulted in the COVID-19 pandemic continuing to impact our business and our results of operations, financial condition and cash flow.

We have experienced an increase of sales of our cellular boosters as more people are working remotely as a result of the COVID-19 pandemic but our overall sales during the pandemic have remained similar to its sales in 2020 during this time period with a shift towards increased sales in North America in the first responder market. It is not possible for us to predict the duration or magnitude of the adverse results of the outbreak and its effects on our business or ability to raise funds. We plan to address any ongoing concerns from the pandemic by continuing to increase our sales in North America. In addition, our cellular distribution business should remain strong during this time since more individuals will continue to work from home. In addition, we believe that our cellular booster business will remain strong as more individuals continue to work from home, requiring improved cellular reception.

Russia-Ukraine Conflict.    U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and Russia’s launch of a full-scale military invasion of Ukraine in February 2022. Although the length and impact of the ongoing military conflict is highly unpredictable, the war in Ukraine has led to market disruptions, including significant volatility in commodity prices, credit, and capital markets. Additionally, Russia’s prior annexation of Crimea, the full scale military invasion in Ukraine and the recent illegal annexation of two separatist republics in the Donetsk and Luhansk regions of Ukraine have led to sanctions and other penalties being levied by the United States, the European Union, and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including the agreement by the U.S. and the EU to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional equity or debt funding. Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results.

The short- and long-term implications of Russia’s invasion of Ukraine are difficult to predict at this time. The imposition of sanctions and Russia’s withholding of its oil and gas as an economic weapon may have an adverse effect on the economic markets generally and could impact our business, financial condition, and results of operations. The war has created disruptions in the supply chain for certain of our products which, to date, has not had a substantive impact on our operations. None of our critical raw materials are sourced from, and none of our finished products are manufactured in, the sanctioned regions. We have no operations or other projects in that region.

Investment by Lind Partners.    On October 27, 2021, we entered into a securities purchase agreement relating to the purchase and sale of a senior secured convertible note (the “Lind Partners Note”) for gross proceeds of USD$6,000,000 (the “Purchase Agreement”) with Lind Global Partners II, LP, an investment fund managed by The Lind Partners, a New York based institutional fund manager. Proceeds were used to repay and terminate existing convertible notes, as well as to pay certain fees and costs associated with the transaction. The Purchase Agreement provides for, among other things, the issuance of a USD$7,200,000 note with a 24-month maturity, 0% annual interest rate, and a fixed conversion price of USD$10.00 per share (“Conversion Price”) of our common shares. We are required to make principal payments in 18 equal monthly installments commencing 180 days after funding (“Repayment”). At our discretion, the Repayments can be made in: (i) cash; (ii) common shares (after common shares are registered) (the “Repayment Shares”); or a combination of both. Repayment Shares will be priced at 90% of the average of the five lowest daily volume weighted average prices (“VWAPs”) during the 20 trading days before the issuance of the common shares (the “Repayment Price”). Further, the Lind Partners Note provides for a pricing floor of $2.00 per common share (the “Repayment Share Price Floor”) such that Repayment Shares shall be priced at 90% of the average of the five lowest daily VWAPs during the 20 trading days before the issuance of the common shares, subject to the Repayment Share Floor Price provided, however, that the Repayment Share Price Floor became inapplicable after we obtained stockholder approval as required by the Nasdaq at our Annual General Meeting of shareholders.

As of December 3, 2021, we incurred an event of default under the terms of the Lind Partners Note. Upon the occurrence and during the continuance of an “Event of Default”, the holder may at any time at its option: (1) declare that Interest Upon Default Amount (15%) has commenced and (2) exercise all other rights and remedies available to it under the transaction documents; provided, however, that upon the occurrence of an Event of Default described above, the holder, in its sole and absolute discretion, may: (a) from time-to-time demand that all or a portion of the outstanding principal amount be converted into common shares at the lower of (i) the then-current Conversion Price and (ii) 80% of the average of the three lowest daily Volume Weighted Average Prices during the 20 Trading Days prior to the delivery by the holder of the applicable notice of conversion or (b) exercise or otherwise enforce any one or more of the holder’s rights, powers, privileges, remedies and interests under the Lind Partners Note, the transaction documents or applicable law. No course of delay on the part of the holder shall operate as a waiver thereof or otherwise prejudice the rights of the holder. The event of default was cured on December 7, 2021 when the Company’s market capitalization increased to an amount over $20,000,000.

If the Company issues any Equity Interests, other than Exempted Securities (as defined), for aggregate proceeds to the Company of greater than $10,000,000, excluding offering costs or other expenses, unless otherwise waived in writing by and at the discretion of Lind Partners, the Company will direct 20% of such proceeds to reduce the principal balance of the Lind Note. If the Company issues any equity interests issued, subject to certain exemptions, at an effective price per share that is less than the exercise price of the Lind Warrant then in effect or without consideration, then the exercise price of the Lind Warrants shall be reduced to a price equal to the consideration per share paid for such additional common shares. Based on this offering at $0.23 per share, the Lind Warrants would be repriced to $0.23. Prior to this offering, the exercise price of the Lind Warrants is $2.30 per share. If the Company issues any equity interests, subject to certain exemptions, at an effective price per share that is less than the conversion price of the Lind Notes then in effect or without consideration, then the conversion price of the Lind Notes shall be reduced to a price equal to the consideration per share paid for such additional common shares.

Another Event of Default occurred on July 12, 2022 when the Company’s market capitalization fell below $20,000,000 for 10 consecutive days. Upon the occurrence of an Event of Default as described above, the holder, in its sole and absolute discretion, may: (a) from time-to-time demand that all or a portion of the outstanding principal amount be converted into common shares at the lower of: (i) the then-current Conversion Price, and (ii) 80% of the average of the three lowest daily Volume Weighted Average Prices during the 20 Trading Days prior to the delivery by the holder of the applicable notice of conversion, or (b) exercise or otherwise enforce any one or more of the holder’s rights, powers, privileges, remedies and interests under the Lind Partners Note, the transaction documents or applicable law. Based on this offering at $0.23 per common share, the conversion price of the Lind Note would be repriced to $0.23, which would result in 4,347,826 shares to be issued upon conversion of the remaining principal balance of $1,000,000 under the Lind Note. Prior to this offering, the conversion price was $2.30 per share and the shares issued upon conversion of the remaining principal balance of $1,000,000 on the Lind Note would have been 434,782 based on that conversion price.

The Securities Purchase Agreement pursuant to which Lind Partners acquired the Lind Notes prohibits the Company from entering into any Prohibited Transactions (defined to include the Purchase Warrants in this offering) without Lind Partner’s prior written consent, until thirty days after such time as the Lind Note has been repaid in full and/or has been converted into common shares. That agreement also provides to Lind a 10 day right of first purchase if the Company makes a public offer of its common shares. On October 9, 2022, Lind Partners entered into an agreement pursuant to which they waived such provisions in consideration of participating in this offering and receiving without payment therefor Purchase Warrants in the private placement to acquire up to 1,739,130 common shares at an exercise price of $0.23 per common share (the “Lind Waiver Warrants”).

Change in Accountants.    On May 24, 2022, we received a letter from Davidson & Company LLP (“Davidson”) that stated that Davidson did not wish to be reappointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022. Davidson ceased to serve as the Company’s independent registered accounting firm as of May 24, 2022. The Company requested that Davidson respond fully to the inquiries of Friedman, LLP, the Company’s successor independent registered public accounting firm (see below), and Davidson agreed to cooperate with the Company and Friedman with respect to the transition.

During the Company’s fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through the filing of the Company’s Report of Foreign Private Issuer on Form 6-K on May 31, 2022, there were no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) with Davidson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Davidson, would have caused Davidson to make reference to the subject matter of such disagreements in connection with its report.

Davidson’s report on the consolidated financial statements for the Company’s fiscal years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that Davidson’s report for the years ended December 31, 2021 and 2020 contained an explanatory paragraph indicating that there was substantial doubt about the ability of the Company to continue as a going concern. In a separate correspondence, Davidson identified five material weaknesses in our internal controls over financial reporting.

As previously disclosed in Item 15(a) “Controls and Procedures” of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, Davidson identified five material weaknesses that related to: (i) the insufficient review of inventory balances for products that are slow-moving; (ii) the insufficient review of advances to suppliers on products that are no longer selling; (iii) the insufficient controls surrounding off-site inventory tracking; (iv) the insufficient review whether product returns relate to sales recorded in the fiscal year; and (v) the insufficient review of title transfer terms to determine the period in which revenue should be recorded.

During the Company’s fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through May 31, 2022, there had been no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K), except for certain material weaknesses in the Company’s internal control over financial reporting.

On May 24, 2022, management of the Company notified Friedman LLP (“Friedman”) that Friedman had been approved by the Company’s audit committee (“Audit Committee”) of the board of directors and the board of directors as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022. Friedman LLP combined with Marcum LLP effective September 1, 2022 (“Marcum”). During the fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through May 31, 2022, the Company did not consult with Friedman or Marcum with respect to: (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the Company’s financial statements, and no written report or oral advice was provided to the Company by Friedman or Marcum that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was subject to any disagreement, as defined in the United States Securities and Exchange Commission’s Regulation SK, Item 304(a)(1)(iv) and the related instructions thereto, or a reportable event within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

Recent Offering.    On October 10, 2022, we entered into a Securities Purchase Agreement with certain institutional investors named therein (the Selling Shareholders herein), pursuant to which we agreed to issue and sell, in a registered direct offering: (i) 15,810,000 of the Company’s common shares, (ii) 1,590,000 pre-funded warrants (“Pre-Funded Warrants”) and, (iii) in a private placement under Rule 506 of Regulation D, common share purchase warrants to acquire 17,400,000 common shares at a combined purchase price of $0.23 per common share and Purchase Warrant if purchasing the common shares, or $0.22 per Pre-Funded Warrant and Purchase Warrant if purchasing the Pre-Funded Warrants. Each Purchase Warrant entitles the Selling Shareholder to purchase one common share for a period of five years from the date of issuance (which was October 12, 2022) for an exercise price of $0.23 per share. The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties as well as our obligation to file a registration statement with respect to the common shares underlying the Purchase Warrant by November 24, 2022. Those common shares are being registered in the registration statement that we have filed with the SEC of which this prospectus is a part.

Restatement of Financial Statements.    As part of the Company’s normal quarterly reporting process for the six months ended June 30, 2022, management and the Audit Committee concluded that a material error was made related to the accounting for the Warrants entered into on January 11, 2022 and therefore were misstated in the Company’s March 31, 2022 prior period financial statements (“Prior Period Financial Statements”). There was no impact on any of the year end financial statements previously filed.

On August 15, 2022, management and the Audit Committee determined that the Company’s condensed consolidated unaudited interim financial statements for the three month period ended March 31, 2022, filed with the SEC on Form 6-K on May 17, 2022 should no longer be relied upon due to an error in the accounting treatment for the classification of the Company’s Warrants as equity rather than as a derivative liability. In addition, investors were advised that they should no longer rely upon any communications relating to these condensed consolidated unaudited interim financial statements.

The Company determined that the Warrants should be accounted for as a derivative liability in accordance with International Accounting Standards No. 32.6 and International Financial Reporting Standards No. 9 that deal with the measurement of financial assets and financial liabilities. As a result of this change, the Warrants for 9,999,999 shares of common shares have been classified as liabilities rather than equity, the fair value of the Warrants decreased by $2.9 million, transaction costs increased by $0.96 million and the fair value loss increased by $0.96 million for the three months ended March 31, 2022.

The Company filed its restated condensed consolidated unaudited interim financial statements for the three month period ended March 31, 2022 as Exhibit 99.1 to its Form 6-K with the SEC on August 18, 2022 together with its restated Management’s Discussion and Analysis of Results of Operations and Financial Condition for the three months ended March 31, 2022.

Going Concern.    Our auditor has included a “going concern” explanatory paragraph in its report on our consolidated financial statements for the fiscal year ended December 31, 2021, expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us.

Nasdaq Delisting Letter.    On September 1, 2022, we announced that the Company had received a notification letter dated August 26, 2022 from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2), resulting from the fact that the closing bid price of the Company’s common shares was below $1.00 per share for a period of thirty consecutive business days.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until February 22, 2023 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s common shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. The Company is currently considering a number of alternatives to boost its minimum bid price but has not yet reached a decision on a course of action.

Marketing Milestones.    On October 6, 2021, Siyata Mobile completed a major milestone and entered into a working partnership with a global leading U.S. distributor (“Leading U.S. Distributor”) for its recently launched SD7 mission-critical push-to-talk ruggedized handheld device. The companies signed an addendum to their Master Service Agreement appointing the Leading U.S. Distributor as a non-exclusive SD7 marketing and distribution partner. The Leading U.S. Distributor, who is the leading global land mobile radio vendor, will be marketing the SD7 both in North America as well as in international markets, selling both directly and in partnership with us.

On May 3, 2022, we announced that our SD7 push to talk over cellular device was certified and approved for use on FirstNet®, the first high-speed, nationwide wireless broadband network dedicated to public safety.

On June 7, 2022, we announced that Verizon Communications Inc., the largest mobile cellular telephone operator in the U.S. by total retail connections, will fully integrate our rugged SD7 device into their network. And on June 27, 2022, we announced that the SD7 rugged device first became commercially available on and will be sold through the FirstNet® network and to AT&T Inc.’s enterprise channels.

On July 13, 2022, Siyata announced Logic Wireless Europe Ltd. a leading distributor of business-critical communication solutions across the United Kingdom, Australia, New Zealand and the Pacific Islands, will introduce the Siyata SD7 rugged PoC device integrated with ChatterPTT.

On July 14, 2022, Siyata announced it is launching a new product, a Siyata High Power User Equipment (“HPUE”) antenna, in conjunction with Assured Wireless Corporation.

On July 18, 2022, Siyata announced an agreement with Spain’s Wireless Zeta Telecomunicaciones, S.L. (“Azetti”) to offer the Company’s SD7 rugged mission-critical push-to-talk device through Azetti’s existing enterprise sales channels.

On July 26, 2022, Siyata announced its SD7 rugged mission-critical push-to-talk device is now available for customers who need the integrated industry-leading PTT solutions from TASSTA, a global MCPTT software provider and end-to-end solution for critical communications.

On July 28, 2022, Siyata announced the Company’s SD7 rugged push-to-talk over cellular devices were used to provide critical emergency communications services for the World Athletics Championships “Oregon22” summer games.

On August 30, 2022, Siyata announced that it is in the process of ramping up sales of its next-generation MCPTT SD7 device, as well as the VK7 and Rapid Kit companion devices to numerous customers across multiple verticals.

On September 8, 2022, Siyata announced that its SD7 rugged mission-critical push-to-talk device is now integrated with CrisisGo Inc.’s Panic App, giving teachers instant access to first responders with a single push of a button.

On September 22, 2022, Siyata announced that it has received a purchase order from a federal government contractor who will provide Uniden® cellular booster kits and accessories to the U.S. Navy.

On October 26, 2022, Siyata announced that its SD7+ ruggedized handset would soon be powered with Visual Labs Inc.’s innovative body camera software, eliminating the need for users to carry two separate devices (a communication device and a body camera), creating an ideal upgrade solution from legacy land mobile radio (“LMR”) technologies or proprietary stand-alone body cameras.

On October 31, 2022, Siyata announced that it had hired telecom industry veteran Dan Leech to join the Company’s sales team.

On November 16, 2022, Siyata announced that Bell Mobility Inc., a leading wireless operator in Canada with more than 10 million subscribers and a division of Bell Canada, will launch Siyata’s rugged SD7 device onto their network in the fourth quarter 2022.

On December 6, 2022, Siyata Mobile announced that it has added DCS 2 Way Radio Ltd. doing business as RadioTrader, the UK’s and Ireland’s premier two-way radio supplier, to distribute the SD7 ruggedized, mission critical PoC device and VK7 vehicle kit accessary in the United Kingdom and Ireland.

Implications of Our Being an “Emerging Growth Company”

As a company with less than $7.5 million in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A;”

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis;”

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Risk Factors Summary

Investing in our securities involves substantial financial risk. The risks described under the heading “Risk Factors” may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. We urge you to read the risk factors in full before you decide to invest in our common shares.

Corporate Information

We are organized as a corporation under the laws of British Columbia, Canada, and maintain our principal place of business at 1751 Richardson Street, Suite #2207, Montreal, Quebec Canada H3K-1G6. The registered and records office is located at 200 — 885 West Georgia Street, Vancouver, British Columbia V6C 3E8, Canada. Our telephone number is (514) 500-1181 and our website is located on the internet at https://www.siyatamobile.com. Information contained on our website does not constitute part of this prospectus.

The Company was incorporated on October 15, 1986 as Big Rock Gold Ltd. as a corporation under the Company Act of British Columbia. On April 5, 1988, the Company changed its name to International Cruiseshipcenters Corp. On June 24,1991, the Company changed its name to Riley Resources Ltd. Effective January 23, 1998, the Company consolidated its share capital on an eight-to-one basis and changed its name to International Riley Resources Ltd. Effective November 22, 2001, the Company consolidated its share capital on a five-to-one basis and changed its name to Wind River Resources Ltd. On January 3, 2008, the Company changed its name to Teslin River Resources Corp.

On July 24, 2015, Teslin River Resources Corp, completed a reverse acquisition by way of a three-cornered amalgamation, pursuant to which the Company acquired certain telecom operations of an Israel-based cellular technology company and changed its name to Siyata Mobile Inc.

On June 7, 2016, the Company acquired all of the issued and outstanding shares of Signifi Mobile Inc. (“Signifi”).

In March 2021, the Company acquired, through a wholly owned subsidiary formed by Signifi, all the outstanding units of Clear RF LLC (“Clear RF”).

The Company was registered with the TSXV under the symbol SIM, commenced trading on OTCQX under the symbol SYATF from May 11, 2017 until September 25, 2020, at which time the Company’s common shares were listed only on the Nasdaq Capital Market.

The following diagram illustrates our corporate structure as of the date of this prospectus:

RISK FACTORS

An investment in our securities involves a high degree of risk. Before investing in our common shares, you should carefully consider the risk factors set forth below. If any of such risks or uncertainties occur, our business, financial condition, and operating results could be materially and adversely affected. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may materially and adversely affect our business operations. As a result, the trading price of our common shares could decline and you could lose all or a part of your investment.

Risks Related to Our Financial Position and Capital Requirements

We have a history of operating losses and we may never achieve or maintain profitability.

We have a limited operating history and a history of losses from operations. As of December 31, 2021, we had an accumulated deficit of $62,519,412. As of September 30, 2022, we had an accumulated deficit of $71,230,357. Our existing cash and cash equivalents will be insufficient to fully fund our business plan. Our ability to achieve profitability will depend on whether we can obtain additional capital when we need it, complete the development of our technology, obtain required regulatory approvals and continue to develop arrangements with channel partners. There can be no assurance that we will ever achieve profitability.

Our independent registered public accounting firm, in its report on our financial statements for the year ended December 31, 2021, concurs with management representation that raises substantial doubt about our ability to continue as a going concern.

We may require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects.

We intend to continue to make substantial investments to fund our business and support our growth. In addition, we may require additional funds to respond to business challenges, including the need to develop new features or enhance our solutions, improve our operating infrastructure or acquire or develop complementary businesses and technologies. As a result, in addition to the revenues we generate from our business, we may need to engage in additional equity or debt financings to provide the funds required for these and other business endeavors. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common shares. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain such additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely impacted. In addition, our inability to generate or obtain the financial resources needed may require us to delay, scale back, or eliminate some or all of our operations, which may have a significant adverse impact on our business, operating results and financial condition.

Our independent registered public accountants have noted that we may not survive as a going concern.

Our independent registered public accountants have included a “going concern” explanatory paragraph in its report on our consolidated financial statements for the fiscal year ended December 31, 2021, concurring with management representation of expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us.

Our independent registered public accountants have identified material weaknesses in our internal controls over financial reporting in both 2020 and 2021. If we are unable to remediate these material weaknesses, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2021 and 2020, our independent registered public accountants identified several material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In 2021, our independent registered public accountants identified the following material weaknesses in our internal control over financial reporting. The first material weakness related to the insufficient review of inventory balances for products which are slow-moving. The second material weakness related to the insufficient review of advances to suppliers on products that are no longer selling, the third material weakness relates to insufficient controls surrounding off-site inventory tracking. The fourth material weakness related to insufficient review whether product returns relate to sales recorded in the fiscal year. The fifth material weakness relates to insufficient review of title transfer terms to determine the period in which revenue should be recorded.

For the material weaknesses identified in our 2021 audit, we have taken steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls, as detailed below:

•        On a quarterly basis, the Company now reviews inventory on hand for slow moving merchandise and reviews inventory on hand regularly. For the year ended 2021, it was determined that $4,659,648 (2020 — $1,571,649) of the inventory was impaired due to slow movement. The accessories and spare parts related to these products amounted to $839,693 (2020 — $316,000), which was also impaired.

•        The Company now reviews quantities on hand before approving purchase orders.

•        As of April 1, 2022, the Company signed a lease for their own exclusive warehouse space so that outside contract warehouses will not be required.

•        The Company now reviews product returns to compare and ensure that they occur in the same fiscal year.

•        The Company’s controller scrutinizes all revenues earned in the period to ensure compliance with IFRS15.

•        The Company’s controller and CFO in Canada coordinates full scheduling of the year end process to ensure timely close off of accounting periods.

In 2020, our independent registered public accountants identified the following material weaknesses in our internal control over financial reporting. The first material weakness related to the lack of formal review of the customers return rights for products prior to revenue recognition. The second material weakness related to the review of receivables for the purpose of recording expected credit losses. The third material weakness related to the review of inventory and spare parts for obsolete or slow-moving products. The fourth material weakness related to the lack of formal review regarding appropriateness of classification of share issuance costs versus transaction expenses through profit and loss. The fifth material weakness related to the classification of amounts held in trust separate from cash and equivalents. The final material weakness related to the need to set a formal policy to enter all post-closing adjustments within a set time period after year end, before providing records to the auditors.

For the material weaknesses identified in our 2020 audit, we have taken steps to remediate these material weaknesses, and to further strengthen our accounting staff and internal controls, as detailed below:

•        The Company now requires a formal signed distribution agreement with major customers which define the terms, including payment terms, return policy, repair policy and warranty policy.

•        The Company is reviewing the credit risk of each customer and a part of the sales function has the formalized distribution agreements in place.

•        On a quarterly basis, management is reviewing inventory on hand for slow moving merchandise and reviews inventory on hand regularly.

•        The Company has engaged outside consultants to review purchase price adjustment valuation, impairment valuations and complex transactions to ensure compliance with IFRS standards.

•        The Company has improved its internal financial reporting communication process. The Company has streamlined the communications between the Company’s Israel and Canadian-based financial reporting groups. Furthermore, the Company’s Audit Committee adopted a policy requiring the Company’s Canadian CFO to meet with the Company’s Israel-based reporting group at least twice a year to ensure that the Israel reporting group’s policies and procedures are consistent with those in Canada and that all the inventory is properly tracked and procedures for intercompany transactions must follow our existing formal standard procedures. We believe that these measures should ensure that for the 2022 fiscal year, our financial controls will be remediated.

•        The Audit Committee will ensure that at the quarterly financial meetings, there will be an agenda item to discuss policies and procedures in place in ensure internal control compliance with respect to intercompany transactions and returns so that all documentation is clear, consistent and that they are recorded in a timely manner and the pricing policy is consistent.

To date, we have only partially remediated the material weaknesses identified in 2021 and 2020 above. We cannot be certain that other material weaknesses and control deficiencies will not be discovered in the future. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our common shares to decline.

We began to take steps to remediate these material weaknesses and strengthen our internal control over financial reporting, including the following:

(i)     documenting and formally assessing our accounting and financial reporting policies and procedures; and

(ii)    increasing the use of third-party consultants in assessing significant accounting transactions and other technical accounting and financial reporting issues, preparing accounting memoranda addressing these issues and maintaining these memoranda in our corporate records.

While we believe that these efforts will improve our internal control over financial reporting, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a misstatement of our accounts or disclosures that would result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis.

Risks Related to Our Business and Industry

We rely on our channel partners to generate a substantial majority of our revenues. If these channel partners fail to perform or if we cannot enter into agreements with channel partners on favorable terms, our operating results could be significantly harmed.

More than 54% and 47% of our revenues for the year ended December 31, 2021 and for the nine months ended September 30, 2022, respectively, were generated through sales by our channel partners, which are primarily wireless carriers who sell our devices through their sales channels. To the extent our channel partners are unsuccessful in selling or do not promote our products, or we are unable to obtain and retain a sufficient number of high-quality channel partners, our business and operating results could be significantly harmed. Our channel partners are wireless carriers who have direct and indirect sales channels which we are leveraging to get to their customers. Our wireless carrier channel partners currently include:

•        AT&T, in the United States;

•        FirstNet, in the United States;

•        Verizon, in the United States;

•        Rogers, in Canada;

•        a leading global LMR vendor and distributor in North America and international markets;

•        Partner Communications, in Israel; and

•        Cellcom, in Israel.

While these arrangements are typically long term, they generally do not contain any firm purchase volume commitments. As a result, our channel partners are not contractually obligated to purchase from us any minimum number of products. We are generally required to satisfy any and all purchase orders delivered to us within specified delivery windows, with limited exceptions (such as orders significantly in excess of forecasts). If we are unable to efficiently manage our supply and satisfy purchase orders on a timely basis to our channel partners, we may be in breach of our sales arrangements and lose potential sales. If a technical issue with any of our covered products exceeds certain present failure thresholds for the relevant performance standard or standards, the channel partner typically has the right to cease selling the product, cancel open purchase orders and levy certain monetary penalties. If our products suffer technical issues or failures following sales to our channel partners, we may be subject to significant monetary penalties and our channel partners may cease making purchase orders, which would significantly harm our business and results of operations. In addition, our channel partners retain sole discretion in which of their stocked products to offer their customers. While we may offer limited customer incentives, we generally have limited to no control over which products our channel partners decide to offer or promote, which directly impacts the number of products that our partners will purchase from us.

In addition, our channel partners may be unsuccessful in marketing, selling and supporting our solutions. They may also market, sell and support solutions that are somewhat competitive with ours, and may devote more resources to the marketing, sales and support of such products. They may have incentives to promote our competitors’ products in lieu of our products, particularly for our bigger competitors with larger volumes of orders, more diverse product offerings and a longer relationship with our generally large-scale channel partners. As a result, our channel partners may stop selling our products completely. While we employ a small direct sales force, our channel partners have significantly larger sales teams who are not contractually obligated to promote any of our devices and often have multiple competing devices in stock to offer their customers. In addition, downstream sales by our channel partners often succeed due to attractive device prices and monthly rate plans, which we do not control. In certain cases, we may promote our own devices through customer incentives, however, there can be no assurance that any such incentives would contribute to increased purchases of our products. Further, given the impact of attractive pricing on ultimate sales, we generally must offer increased promotional funding or price reductions for our more expensive products. This promotional funding or price reductions operate to reduce our margins and significantly impact our profitability.

New sales channel partners may take several months or more to achieve significant sales. Our channel partner sales structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our channel partners misrepresents the functionality of our products or services to their customers, or violate laws or our corporate policies.

If we fail to effectively manage our existing or future sales channel partners, our channel partners fail to promote our products effectively, we are unable to meet our obligations under our sales arrangements or future agreements that we may enter into with wireless carrier customers have terms that are more favorable to the customer, our business and results of operations would be harmed.

We are materially dependent on the adoption of our solutions by both the industrial enterprise and public sector markets, and if end customers in those markets do not purchase our solutions, our revenues will be adversely impacted, and we may not be able to expand into other markets.

Our revenues have been primarily in the industrial enterprise market, and we are materially dependent on the adoption of our solutions by both the industrial enterprise and public sector markets. End customers in the public sector market may remain, for reasons outside our control, tied to Land Mobile Radio, or LMR, solutions or other competitive alternatives to our devices. Sales of our products to these buyers may also be delayed or limited by these competitive conditions. If our products are not widely accepted by buyers in those markets, we may not be able to expand sales of our products into new markets, and our business, results of operations and financial condition may be adversely impacted.

We participate in a competitive industry, which may become more competitive. Competitors with greater resources and significant experience in high-volume product manufacturing may be able to respond more quickly and cost-effectively than we can to new or emerging technologies and changes in customer requirements.

We face significant competition in developing and selling our solutions. Our primary competitors in the non-rugged mobile device market include LG Corporation, Apple Inc. and Samsung Electronics Co. Ltd. Our primary competitors in the rugged mobile device market include Sonim Technologies Inc., Bullitt Mobile Ltd., and Kyocera Corporation. We also face competition from large system integrators and manufacturers of private and public wireless network equipment and devices. Competitors in this space include Harris Corporation, JVC KENWOOD Corporation, a leading LMR vendor, or MSI, and Tait International Limited. Within the Cellular Booster category, we have several direct competitors, including Wilson Electronics, LLC, or Wilson Electronics, Nextivity, Inc. and SureCall Company.

We cannot assure you that we will be able to compete successfully against current or future competitors. Increased competition in mobile computing platforms, data capture products, or related accessories and software developments may result in price reductions, lower gross profit margins, and loss of market share, and could require increased spending on research and development, sales and marketing, and customer support. Some competitors may make strategic acquisitions or establish cooperative relationships with suppliers or companies that produce complementary products, which may create additional pressures on our competitive position in the marketplace.

Most of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources and experience than we do. In addition, because of the higher volume of components that many of our competitors purchase from their suppliers, they are able to keep their supply costs relatively low and, as a result, may be able to recognize higher margins on their product sales than we do. Many of our competitors may also have existing relationships with the channel partners who we use to sell our products, or with our potential customers. This competition may result in reduced prices, reduced margins and longer sales cycles for our products. Our competitors may also be able to more quickly and cost-effectively respond to new or emerging technologies and changes in customer requirements. The combination of brand strength, extensive distribution channels and financial resources of the larger vendors could cause us to lose market share and could reduce our margins on our products. If any of our larger competitors were to commit greater technical, sales, marketing and other resources to our markets, our ability to compete would be adversely impacted. If we are unable to successfully compete with our competitors, our sales would suffer and as a result our financial condition will be adversely impacted.

Defects in our products could reduce demand for our products and result in a loss of sales, delay in market acceptance and injury to our reputation, which would adversely impact our business.

Complex software, as well as multiple components, displays, plastics and assemblies used in our products may contain undetected defects that are subsequently discovered at any point in the life of the product. Defects in our products may result in a loss of sales, product malfunction, delay in market acceptance and potential injuries to our customers which can bring to injury in our reputation and increased warranty costs.

Additionally, our software may contain undetected errors, defects or bugs. Although we have not suffered significant harm from any errors, defects or bugs to date, we may discover significant errors, defects, or bugs in the future that we may not be able to correct or correct in a timely manner. It is possible that errors, defects or bugs will be found in our existing or future software and/or hardware products and related services with the potential for delays in, or loss of market acceptance of, our products and services, diversion of our resources, injury to our reputation, increased service and warranty expenses, and payment of damages.

Further, errors, defects or bugs in our solutions could be exploited by hackers or could otherwise result in an actual or perceived breach of our information systems. Alleviating any of these problems could require significant expense and could cause interruptions, delays or cessation of our product licensing, which would reduce demand for our products and result in a loss of sales, delay in market acceptance and injure our reputation and could adversely impact our business, results of operations and financial condition.

If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business would suffer.

Our ability to successfully grow our business depends on a number of factors including our ability to:

•        accelerate the adoption of our solutions by new end customers;

•        expand into new vertical markets;

•        develop and deliver new products and services;

•        increase awareness of the benefits that our solutions offer; and

•        expand our domestic and international footprint.

As usage of our solutions grows, we will need to continue to make investments to develop and implement new or updated solutions, software, technologies, security features and cloud-based infrastructure operations. In addition, we will need to appropriately scale our internal business systems and our services organization, including the suppliers of our products and customer support services, to serve our growing customer base. Any failure of, or delay in, these efforts could impair the performance of our solutions and reduce customer satisfaction.

Further, our growth could increase quickly and place a strain on our managerial, operational, financial and other resources, and our future operating results depend to a large extent on our ability to successfully manage our anticipated expansion and growth. To manage our growth successfully, we will need to continue to invest in sales and marketing, research and development, and general and administrative functions and other areas. We are likely to recognize the costs associated with these investments earlier than receiving some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect, which could adversely impact our operating results.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new solutions or upgrades to our existing solutions, satisfy customer requirements, maintain the quality and security of our solutions or execute on our business plan, any of which could harm our business, operating results and financial condition.

We may not be able to continue to develop solutions to address user needs effectively in an industry characterized by ongoing change and rapid technological advances.

To be successful, we must adapt to rapidly changing technological and application needs by continually improving our products, as well as introducing new products and services, to address user demands.

Our industry is characterized by:

•        evolving industry standards;

•        frequent new product and service introductions;

•        increasing demand for customized product and software solutions;

•        rapid competitive developments;

•        changing customer demands; and

•        evolving distribution channels.

Future success will depend on our ability to effectively and economically adapt in this evolving environment. We could incur substantial costs if we must modify our business to adapt to these changes, and may even be unable to adapt to these changes.

The markets for our devices and related accessories may not develop as quickly as we expect, or may not develop at all. Our dependence on our cellular carrier channel partners and their success in promoting Push to Talk over Cellular to their client base is key for the success of the business.

Our future success is substantially dependent upon continued adoption of devices and related accessories in the industrial enterprise and public sector markets, including the transition from LMR to Push to Talk over Cellular and LTE networks. These market developments and transitions may take longer than we expect or may not occur at all, and may not be as widespread as we expect. If the market does not develop as we expect, our business, operating results and financial condition would be significantly harmed.

Our future success is dependent on our ability to create independent brand awareness for our company and products with end customers, and our inability to achieve such brand awareness could limit our prospects.

We depend on wireless carriers to promote and distribute our products. While we intend to ramp up direct marketing and end-customer brand awareness initiatives in the future, our sales and marketing efforts have historically been predominantly focused on channel partners. To increase end-customer brand awareness, we intend to develop sales tools for key verticals within our target markets, increase usage of social media and expand product training efforts, among other things. As a result, we expect our sales and marketing expenses to increase in the future, primarily from increased sales personnel expenses, which will require us to cost-efficiently ramp up our sales and marketing capabilities and effectively target end customers. However, there can be no assurance that we will successfully increase our brand awareness or do so in a cost-efficient manner while maintaining market share within our existing sales channels. Our failure to establish stand-alone brand awareness with end customers of our products will leave us vulnerable to the marketing and selling success of others, including our channel partners, and these developments could have an adverse impact on our prospects. If we are unable to significantly increase the awareness of our brand and solutions with end customers in a cost-efficient manner, we will remain significantly dependent on our channel partners for sales of our products, and our business, financial condition and results of operations could be adversely impacted.

We are dependent on the continued services and performance of a concentrated group of senior management and other key personnel, the loss of any of whom could adversely impact our business.

Our future success depends in large part on the continued contributions of a concentrated group of senior management and other key personnel. In particular, the leadership of key management personnel is critical to the successful management of our company, the development of our solutions and our strategic direction. We also depend on the contributions of key technical personnel. Our senior management and key personnel are all employed on an at-will basis, which means that they could terminate their employment with us at any time, for any reason and without notice. The loss of any of our key personnel could significantly delay or prevent the achievement of our development and strategic objectives and harm our business.

We compete in a rapidly evolving market, and the failure to respond quickly and effectively to changing market requirements could cause our business and operating results to decline.

The mobile device market is characterized by rapidly changing technology, changing customer needs, evolving industry standards and frequent introductions of new products and services. In order to deliver a competitive mobile device, our solutions must be capable of operating in an increasingly complex network environment. As new wireless phones are introduced and standards in the mobile device market evolve, we may be required to modify our phones and services to make them compatible with these new products and standards. Likewise, if our competitors introduce new devices and services that compete with ours, we may be required to reposition our solutions or introduce new phones and solutions in response to such competitive pressure. We may not be successful in modifying our current devices or introducing new ones in a timely or appropriately responsive manner, or at all. If we fail to address these changes successfully, our business and operating results could be significantly harmed.

If we are unable to sell our solutions into new markets, our revenues may not grow.

Any new market into which we attempt to sell our solutions may not be receptive. Our ability to penetrate new markets depends on the quality of our solutions, the continued adoption of our public safety solution by first responders, the perceived value of our solutions as a risk management tool and our ability to design our solutions to meet the demands of our customers. If the markets for our solutions do not develop as we expect, our revenues may not grow.

Our ability to successfully face these challenges depends on several factors, including increasing the awareness of our solutions and their benefits, the effectiveness of our marketing programs, the costs of our solutions, our ability to attract, retain and effectively train sales and marketing personnel, and our ability to develop relationships with wireless carriers and other partners. If we are unsuccessful in developing and marketing our solutions into new markets, new markets for our solutions might not develop or might develop more slowly than we expect, either of which would harm our revenues and growth prospects.

If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely impacted.

Our future success depends in part on our ability to identify, attract, integrate and retain highly skilled technical, managerial, sales and other personnel. We face intense competition for qualified individuals from numerous other companies, including other software and technology companies, many of whom have greater financial and other resources than we do. Some of these characteristics may be more appealing to high-quality candidates than those we have to offer. In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. If we are unable to attract, integrate and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements on a timely basis or at all, our business will be adversely impacted.

Volatility or lack of positive performance in our stock price may also affect our ability to attract and retain our key employees. Many of our senior management personnel and other key employees have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or, conversely, if the exercise prices of the options that they hold are significantly above the market price of our common shares. If we are unable to appropriately incentivize and retain our employees through equity compensation, or if we need to increase our compensation expenses in order to appropriately incentivize and retain our employees, our business, operating results and financial condition would be adversely impacted.

A security breach or other significant disruption of our IT systems or those of our partners, suppliers or manufacturers, caused by cyberattacks or other means, could have a negative impact on our operations, sales, and operating results.

All IT systems are potentially vulnerable to damage, unauthorized access or interruption from a variety of sources, including but not limited to, cyberattacks, cyber intrusions, computer viruses, security breaches, energy blackouts, natural disasters, terrorism, sabotage, war, insider trading and telecommunication failures. A cyberattack or other significant disruption involving our IT systems or those of our outsource partners, suppliers or manufacturers could result in the unauthorized release of proprietary, confidential or sensitive information of ours or result in virus and malware installation on our devices. Such unauthorized access to, or release of, this information or other security breaches could: (i) allow others to unfairly compete with us, (ii) compromise safety or security, (iii) subject us to claims for breach of contract, tort, and other civil claims, and (iv) damage our reputation. Any or all of the foregoing could have a negative impact on our business, financial condition and results of operations.

We experience lengthy sales cycles for our products and the delay of an expected large order could result in a significant unexpected revenue shortfall.

The purchase of our products is often an enterprise-wide decision for prospective customers, which requires us to engage in sales efforts over an extended period of time and provide a significant level of education to prospective customers regarding the uses and benefits of such devices. Prospective customers, especially the wireless carriers that sell our products, often undertake a prolonged evaluation process that may take from several months to several years in certain cases. Consequently, if our forecasted sales from a specific customer are not realized, we may not be able to generate revenues from alternative sources in time to compensate for the shortfall. The loss or delay of an expected large order could also result in a significant unexpected revenue shortfall. Moreover, to the extent we enter into and deliver our products pursuant to significant contracts earlier than we expected, our operating results for subsequent periods may fall below expectations. We may spend substantial time, effort and money on our sales and marketing efforts without any assurance that our efforts will produce any sales. If we are unable to succeed in closing sales with new and existing customers, our business, operating results and financial condition will be harmed.

We have a limited history of high-volume commercial production of our devices, and we may face manufacturing capacity constraints.

We have limited history and experience in high-volume commercial production of our devices. Because of this limited production history, we face challenges in predicting our business and evaluating its prospects, which may result in breakdowns of our ability to timely supply our devices to our customers. Moreover, we face manufacturing capacity constraints that present further risks to our business. If overall demand of our devices increases in the future, we will need to expand our manufacturing capacity in a cost-efficient manner. Failing to meet customer demand due to our failure to successfully address these risks and challenges could adversely impact our reputation and future sales, which would significantly harm our business, results of operations and financial condition.

We face risks related to novel Coronavirus (COVID-19) which could significantly disrupt our research and development, operations, sales, supply chain and financial results.

Our business will be adversely impacted by the effects of the Novel Coronavirus (COVID-19). In addition to global macroeconomic effects, the novel Coronavirus (COVID-19) outbreak and any other related adverse public health developments will cause disruption to our operations, research and development, and sales activities. Our third-party manufacturers, third-party distributors, and our customers have been and will be disrupted by worker absenteeism, quarantines and restrictions on employees’ ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions. Depending on the magnitude of such effects on our activities or the operations of our third-party manufacturers and third-party distributors, the supply of our products will be delayed, which could adversely affect our business, operations and customer relationships. In addition, the Novel Coronavirus (COVID-19) or other disease outbreak will in the short-run and may over the longer term adversely affect the economies and financial markets of many countries, resulting in an economic downturn that will affect demand for our products and impact our operating results. There can be no assurance that any decrease in sales resulting from the Novel Coronavirus (COVID-19) will be offset by increased sales in subsequent periods. Although the magnitude of the impact of the Novel Coronavirus (COVID-19) outbreak on our business and operations remains uncertain, the continued spread of the Novel Coronavirus (COVID-19) or the occurrence of other epidemics and the imposition of related public health measures and travel and business restrictions will adversely impact our business, financial condition, operating results and cash flows. In addition, we have experienced and will experience disruptions to our business operations resulting from quarantines, self-isolations, or other movement and restrictions on the ability of our employees to perform their jobs that may impact our ability to develop and design our products in a timely manner or meet required milestones or customer commitments.

Our business has not been experienced any material impact from supply chain disruptions brought about by the COVID-19 pandemic, however there is no certainty that this will continue into the future. Management is carefully monitoring the situation and is working with its partners, suppliers and manufacturers to ensure minimal impact on its business.

We rely on industry data and projections which may prove to be inaccurate.

We obtained statistical data, market data and other industry data and forecasts used in this prospectus from market research, publicly available information and industry publications. These industry data, including the vehicle communications industry, include projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The vehicle communications industry may not grow at the rate projected by industry data, or at all. The failure of the industry to grow as anticipated is likely to have a material adverse effect on our business and the market price of our common shares. In addition, the rapidly changing nature of the vehicle communications industry subjects any projections or estimates relating to the growth prospects or future condition of our industries to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions. While we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data.

Risks Related to our Reliance on Third Parties

As we work with multiple vendors for our components, if we fail to adequately forecast demand for our inventory and supply needs, we could incur additional costs or experience manufacturing delays, which could reduce our gross margin or cause us to delay or even lose sales.

Because our production volumes are based on a forecast of channel partner demand rather than purchase commitments from our major customers, there is a risk that our forecasts could be inaccurate and that we will be unable to sell our products at the volumes and prices we expect, which may result in excess inventory. We provide, and will continue to provide, forecasts of our demand to our third-party suppliers prior to the scheduled delivery of products to our channel partners. If we overestimate our requirements, our contract manufacturers may have excess component inventory, which could increase our costs. If we underestimate our requirements, our contract manufacturers may have inadequate component inventory, which could interrupt the manufacturing of our products and result in delays in shipments and revenues or even lost sales, or could incur unplanned overtime costs to meet our requirements, resulting in significant cost increases. For example, certain materials and components used to manufacture our products may reach end of life during any of our product’s life cycles, following which suppliers no longer provide such expired materials and components. This would require us to either source and qualify an alternative component, which could require a re-certification of the device by the wireless carriers and/or regulatory agencies, or forecast product demand for a final purchase of such materials and components that may reach end of life to ensure that we have sufficient product inventory through a product’s life cycle. If we overestimate forecasted demand, we would hold excess end-of-life materials and components resulting in increased costs. If we underestimate forecasted demand, we could experience delays in shipments and loss of revenues.

In addition, if we underestimate our requirements and the applicable supplier becomes insolvent or is no longer able to timely supply our needs in a cost-efficient manner or at all, we may be required to acquire components, which may need to be customized for our products, from alternative suppliers, including at significantly higher costs. If we cannot source alternative suppliers and/or alternative components, we may suffer delays in shipments or lost sales. Similarly, credit constraints at our suppliers could require us to accelerate payment of our accounts payable, impacting our cash flow. Further, lead times for materials and components that we order vary significantly and depend on factors such as the specific supplier, contract terms, customization needed for any particular component and demand for each component at a given time. Any such failure to accurately forecast demand and manufacturing and supply requirements, and any need to obtain alternative supply sources, could materially harm our business, results of operations and financial condition.

Our dependence on third-party suppliers for key components of our products could delay shipment of our products and reduce our sales.

We depend on certain suppliers for the delivery of components used in the assembly of our products. Our reliance on third-party suppliers creates risks related to our potential inability to obtain an adequate supply of components and reduced control over pricing and timing of delivery of components. In particular, we have little to no control over the prices at which our suppliers sell materials and components to us. Certain supplies of our components are available only from a single source or limited sources and we may not be able to diversify sources in a timely manner. We have experienced shortages in the past that have negatively impacted our results of operations and may experience such shortages in the future.

We also do not have long-term supply agreements with any of our suppliers. Our current contracts with certain suppliers may be cancelled or not extended by such suppliers and, therefore, do not afford us with sufficient protection against a reduction or interruption in supplies. Moreover, in the event any of these suppliers breach their contracts with us, our legal remedies associated with such a breach may be insufficient to compensate us for any damages we may suffer.

Any interruption of supply for any material components of our products, or inability to obtain required components from our third-party suppliers, could significantly delay the production and shipment of our products and harm our revenues, profitability and financial condition.

Because we rely on a small number of channel partners/customers for a large portion of our revenue, the loss of any of these customers would have a material adverse effect on our operating results and cash flows.

For our fiscal year ended December 31, 2021 and for the nine months ended September 30, 2022, we derived 46% and 47% respectively, of our revenue from five customers/channel partners. Any termination of a business relationship with, or a significant sustained reduction in business from, one or more of these channel partners/customers could have a material adverse effect on our operating results and cash flows.

If dedicated public safety LTE networks are not deployed at the rate we anticipate or at all, demand for our solutions may not grow as expected.

A key part of our strategy is to further expand the use of our solutions over dedicated LTE networks in the public safety market. If the deployment of dedicated LTE networks is delayed or such networks are not adopted at the rate we anticipate, demand for our solutions may not develop as we anticipate, which would have a negative effect on our revenues.

The application development ecosystem supporting our devices and related accessories is new and evolving.

The application development ecosystem supporting our devices and related accessories is new and evolving. Specifically, the number of application developers in the ecosystem supporting our devices and accessories is small. If the market or the application development ecosystem does not develop, timely or at all, demand for our products may be limited, and our business and results of operations will be significantly harmed.

Failure of our suppliers, subcontractors, distributors, resellers, and representatives to use acceptable legal or ethical business practices, or to fail for any other reason, could negatively impact our business.

We do not control the labor and other business practices of our suppliers, subcontractors, distributors, resellers and third-party sales representatives, or TPSRs, and cannot provide assurance that they will operate in compliance with applicable rules, and regulations regarding working conditions, employment practices, environmental compliance, anti-corruption, and trademark a copyright and patent licensing. If one of our suppliers, subcontractors, distributors, resellers, or TPSRs violates labor or other laws or implements labor or other business practices that are regarded as unethical, the shipment of finished products to us could be interrupted, orders could be cancelled, relationships could be terminated, and our reputation could be damaged. If one of our suppliers or subcontractors fails to procure the necessary license rights to trademarks, copyrights or patents, legal action could be taken against us that could impact the saleability of our products and expose us to financial obligations to a third party. Any of these events could have a negative impact on our sales and results of operations.

Moreover, any failure of our suppliers, subcontractors, distributors, resellers and TPSRs, for any reason, including bankruptcy or other business disruption, could disrupt our supply or distribution efforts and could have a negative impact on our sales and results of operations.

Our products are subject to risks associated with sourcing and manufacturing.

We do not own or operate any of the manufacturing facilities for our products and rely on a concentrated number of independent suppliers to manufacture all of the products we sell. For our business to be successful, our suppliers must provide us with quality products in substantial quantities, in compliance with regulatory requirements, at acceptable costs and on a timely basis. Our ability to obtain a sufficient selection or volume of merchandise on a timely basis at competitive prices could suffer as a result of any deterioration or change in our supplier relationships or events that adversely affect our suppliers.

There can be no assurance we will be able to detect, prevent or fix all defects that may affect our products manufactured by our suppliers. Failure to detect, prevent or fix defects, or the occurrence of real or perceived quality or safety problems or material defects in our current and future products, could result in a variety of consequences, including a greater number of product returns than expected from customers and our wholesale partners, litigation, product recalls and credit, warranty or other claims, among others, which could harm our brand, results of operations and financial condition. Such problems could hurt our brand image, which is critical to maintaining and expanding our business. Any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could harm our brand and decrease demand for our products.

If one or more of our significant suppliers were to sever their relationship with us or significantly alter the terms of our relationship, including due to changes in applicable trade policies, we may not be able to obtain replacement products in a timely manner, which could have a material adverse effect on our business, results of operations and financial condition.

In addition, if any of our primary suppliers fail to make timely shipments, do not meet our quality standards or otherwise fail to deliver us product in accordance with our plans, there could be a material adverse effect on our results of operations.

Our contractors and suppliers buy raw materials and are subject to wage rates that are oftentimes regulated by the governments of the countries in which our products are manufactured. The raw materials used to manufacture our products are subject to availability constraints and price volatility. There could be a significant disruption in the supply of raw materials from current sources or, in the event of a disruption, our suppliers might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price or at all. Our business is dependent upon the ability of our unaffiliated suppliers to locate, train, employ and retain adequate personnel. Our unaffiliated suppliers have experienced, and may continue to experience in the future, unexpected increases in work wages, whether government-mandated or otherwise. Our suppliers may increase their pricing if their raw materials became more expensive. Our suppliers may pass the increase in sourcing costs to us through price increases, thereby impacting our margins. Material changes in the pricing practices of our suppliers could negatively impact our profitability.

In addition, we cannot be certain that our unaffiliated suppliers will be able to fill our orders in a timely manner. If we experience significant increases in demand, or reductions in the availability of materials, or need to replace an existing supplier, there can be no assurance additional supplies of raw materials or additional manufacturing capacity will be available when required on terms acceptable to us, or at all, or that any supplier would allocate sufficient capacity to us in order to meet our requirements. In addition, even if we are able to expand existing or find new manufacturing or sources of materials, we may encounter delays in production and added costs as a result of the time it takes to train suppliers in our methods, products, quality control standards and labor, health and safety standards. Any delays, interruption or increased costs in labor or wages, or the supply of materials or manufacture of our products, could have an adverse effect on our ability to meet wholesale partner and customer and consumer demand for our products and result in lower revenue and net income both in the short and long term.

Events that adversely impact our suppliers could impair our ability to obtain adequate and timely supplies. Such events include, among others, difficulties or problems associated with our suppliers’ business, the financial instability and labor problems of suppliers, merchandise quality and safety issues, natural or man-made disasters, inclement weather conditions, war, acts of terrorism and other political instability, economic conditions, transportation delays and shipment issues. Our suppliers may be forced to reduce their production, shut down their operations or file for bankruptcy. Our suppliers may consolidate, increasing their market power. The occurrence of one or more of these events could impact our ability to get products to our customers and/or wholesale partners, result in disruptions to our operations, increase our costs and decrease our profitability.

Global sourcing and foreign trade involve numerous factors and uncertainties beyond our control, including:

•        increased shipping costs;

•        the imposition of additional import or trade restrictions;

•        legal or economic restrictions on overseas suppliers’ ability to produce and deliver products;

•        increased custom duties and tariffs;

•        unforeseen delays in customs clearance of goods;

•        more restrictive quotas;

•        loss of a most favored nation trading status;

•        currency exchange rates;

•        transportation delays;

•        port of entry issues; and

•        foreign government regulations, political instability and economic uncertainties in the countries from which we or our suppliers source our products.

Our sourcing operations may also be hurt by health concerns regarding the outbreak of viruses, widespread illness, infectious diseases, contagions and the occurrence of unforeseen epidemics (including the outbreak of the coronavirus and its potential impact on our financial results) in countries in which our merchandise is produced. Moreover, negative press or reports about internationally manufactured products may sway public opinion, and thus customer confidence, away from our products. Furthermore, changes in U.S. trade policies, including new restrictions, tariffs or other changes could lead to additional costs, delays in shipments, embargos and other uncertainties that could negatively impact our relationships with our international suppliers and materially adversely affect our business. These and other issues affecting our international suppliers or internationally manufactured merchandise could have a material adverse effect on our business, results of operations and financial condition.

In addition, some of our suppliers may not have the capacity to supply us with sufficient merchandise to keep pace with our growth plans, especially if we need significantly greater amounts of inventory. In such cases, our ability to pursue our growth strategy will depend in part upon our ability to develop new supplier relationships.

The nature of our business may result in undesirable press coverage or other negative publicity, which would adversely impact our brand identity, future sales and results of operations.

Our solutions are used to assist law enforcement and other public safety personnel in situations involving public safety. The incidents in which our solutions are deployed may involve injury, loss of life and other negative outcomes, and such events are likely to receive negative publicity. Such negative publicity could have an adverse impact on new sales or renewals or expansions of coverage areas by existing customers, which would adversely impact our financial results and business.

Changes in the availability of federal funding to support local public safety or other public sector efforts could impact our opportunities with public sector end customers.

Many of our public sector end customers rely to some extent on funds from the U.S. federal government in order to purchase and pay for our solutions. Any reduction in federal funding for local public safety or other public sector efforts could result in our end customers having less access to funds required to continue, renew, expand or pay for our solutions. For example, changes in policies with respect to “sanctuary cities” may result in a reduction in federal funds available to our current or potential end customers. Additionally, the recent U.S. government partial shutdown, and any future U.S. government shutdowns, could result in delayed public safety spending or re-allocation of funding into other areas of public safety. If federal funding is reduced or eliminated and our end customers cannot find alternative sources of funding to purchase our solutions, our business will be harmed.

Economic uncertainties or downturns, or political changes, could limit the availability of funds available to our customers and potential customers, which could significantly adversely impact our business.

Current or future economic uncertainties or downturns could adversely impact our business and operating results. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, political deadlock, natural catastrophes, warfare and terrorist attacks in North America, Europe, the Asia Pacific region or elsewhere, could cause a decrease in funds available to our customers and potential customers and negatively affect the growth rate of our business.

These economic conditions may make it extremely difficult for our customers and us to forecast and plan future budgetary decisions or business activities accurately, and they could cause our customers to re-evaluate their decisions to purchase our solutions, which could delay and lengthen our sales cycles or result in cancellations of planned purchases. Furthermore, during challenging economic times or as a result of political changes, our customers may tighten their budgets and face constraints in gaining timely access to sufficient funding or other credit, which could result in an impairment of their ability to make timely payments to us. In turn, we may be required to increase our allowance for doubtful accounts, which would adversely impact our financial results.

We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry, or the impact of political changes. If the economic conditions of the general economy or industries in which we operate worsen from present levels, or if recent political changes result in less funding being available to purchase our solutions, our business, operating results and financial condition could be adversely impacted.

Natural or man-made disasters and other similar events may significantly disrupt our business, and negatively impact our operating results and financial condition.

Any of our facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, nuclear disasters, acts of terrorism or other criminal activities, infectious disease outbreaks, and power outages, which may render it difficult or impossible for us to operate our business for some period of time. Our facilities would likely be costly to repair or replace, and any such efforts would likely require substantial time. Any disruptions in our operations could negatively impact our business and operating results, and harm our reputation. In addition, we may not carry business insurance or may not carry sufficient business insurance to compensate for losses that may occur. Any such losses or damages could have a significant adverse impact on our business, operating results and financial condition. In addition, the facilities of significant vendors may be harmed or rendered inoperable by such natural or man-made disasters, which may cause disruptions, difficulties or significant adverse impact on our business.

We are exposed to risks associated with strategic acquisitions and investments.

We may consider strategic acquisitions of companies with complementary technologies or intellectual property in the future. Acquisitions hold special challenges in terms of successful integration of technologies, products, services and employees. We may not realize the anticipated benefits of these acquisitions or the benefits of any other acquisitions we have completed or may complete in the future, and we may not be able to incorporate any acquired services, products or technologies with our existing operations, or integrate personnel from the acquired businesses, in which case our business could be harmed.

Acquisitions and other strategic decisions involve numerous risks, including:

•        problems integrating and divesting the operations, technologies, personnel, services or products over geographically disparate locations;

•        unanticipated costs, taxes, litigation and other contingent liabilities;

•        continued liability for discontinued businesses and pre-closing activities of divested businesses or certain post-closing liabilities which we may agree to assume as part of the transaction in which a particular business is divested;

•        adverse impacts on existing business relationships with suppliers and customers;

•        cannibalization of revenues as customers may seek multi-product discounts;

•        risks associated with entering into markets in which we have no, or limited, prior experience;

•        incurrence of significant restructuring charges if acquired products or technologies are unsuccessful;

•        significant diversion of management’s attention from our core business and diversion of key employees’ time and resources;

•        licensing, indemnity or other conflicts between existing businesses and acquired businesses;

•        inability to retain key customers, distributors, suppliers, vendors and other business relations of the acquired business; and

•        potential loss of our key employees or the key employees of an acquired organization or as a result of discontinued businesses.

Financing for future acquisitions may not be available on favorable terms, or at all. If we identify an appropriate acquisition candidate for any of our businesses, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired business, products, service offerings, technologies or employees into our existing business and operations. Future acquisitions and divestitures may not be well-received by the investment community, which may cause the value of our stock to fall. We cannot ensure that we will be able to identify or complete any acquisition, divestiture or discontinued business in the future. Further, the terms of our indebtedness constrain our ability to make and finance additional acquisitions or divestitures.

If we acquire businesses, new products, service offerings or technologies in the future, we may incur significant acquisition-related costs. In addition, we may be required to amortize significant amounts of finite-lived intangible assets and we may record significant amounts of goodwill or indefinite-lived intangible assets that would be subject to testing for impairment. We have in the past and may in the future be required to write off all or part of the intangible assets or goodwill associated with these investments that could harm our operating results. If we consummate one or more significant future acquisitions in which the consideration consists of stock or other securities, our existing stockholders’ ownership could be significantly diluted. If we were to proceed with one or more significant future acquisitions in which the consideration included cash, we could be required to use a substantial portion of our cash and investments. Acquisitions could also cause operating margins to fall depending on the businesses acquired.

Our strategic investments may involve joint development, joint marketing, or entry into new business ventures, or new technology licensing. Any joint development efforts may not result in the successful introduction of any new products or services by us or a third party, and any joint marketing efforts may not result in increased demand for our products or services. Further, any current or future strategic acquisitions and investments by us may not allow us to enter and compete effectively in new markets or enhance our business in our existing markets and we may have to impair the carrying amount of our investments.

We could be adversely impacted by changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines, and interpretations with regard to a wide range of matters that are relevant to our businesses, including, but not limited to, revenue recognition, asset impairment, inventories, customer rebates and other customer consideration, tax matters, and litigation and other contingent liabilities are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported or expected financial performance or financial condition. New accounting guidance may also require systems and other changes that could increase our operating costs and/or change our financial statements. For example, implementing future accounting guidance related to revenue, accounting for leases and other areas could require us to make significant changes to our accounting systems, impact existing debt agreements and result in adverse changes to our financial statements.

Risks Related to Government Regulation

The impact of potential changes in customs, tariffs, and trade policies in the United States and the potential corresponding actions by other countries, including recent trade initiatives announced by the U.S. presidential administration against China, in which we do business could adversely impact our financial performance.

The U.S. government has made proposals that are intended to address trade imbalances, which include encouraging increased production in the United States. These proposals could result in increased customs duties and tariffs, and the renegotiation of some U.S. trade agreements. We import a significant percentage of our products into the United States, and an increase in customs duties and tariffs with respect to these imports could negatively impact our financial performance. If such customs duties and tariffs are implemented, it also may cause U.S. trading partners to take actions with respect to U.S. imports or U.S. investment activities in their respective countries. Any potential changes in trade policies in the United States and the potential corresponding actions by other countries in which we do business could adversely impact our financial performance. Given the level of uncertainty over which provisions will be enacted, we cannot predict with certainty the impact of the proposals.

For example, in 2018, the U.S. presidential administration and Chinese government imposed significant tariffs on exports between the two countries. This evolving policy dispute between China and the United States is likely to have significant impact on the industries in which we participate, directly and indirectly, and no assurance can be given that any individual customer or significant groups of companies or a particular industry, will not be adversely impacted by any governmental actions taken by either China or the United States. In addition, we manufacture our mobile phones at our facility in Shenzhen, China, which could result in significant additional costs to us when shipping our products to various customers in the United States. It is not possible to predict with any certainty the outcome of the trade dispute between the United States and China, and prolonged or increased tariffs on imports from China to the United States would adversely impact our business, results of operations and financial condition.

In 2020, a Phase One trade agreement was signed imposing specific targets for Chinese purchases of various exports from the United States. These ambitious commitments specified numerical targets in U.S. goods and services exports to China for increases of $77 billion in 2020 and $123 billion in 2021 from the 2017 baseline. The Phase One agreement also imposed numerous tariffs on a variety of goods including but not limited to imports from China along with steel and aluminum imports from across the world, creating an upward pressure on prices in the United States. These tariffs currently impact over $350 billion of imports and exports and increase consumer costs by roughly $51 billion annually based on 2021 import levels. The uncertainty of the Phase One deal, unilaterally imposed in 2020 and substantially still in effect today, lie in their conditions. For instance, Section 301 enables the president to impose tariffs or quotas wherever the United States Trade Representative (USTR) finds that other nations are engaging in unfair trade practices and Section 232 allows the president to impose trade barriers if the Department of Commerce finds that imports threaten U.S. national security. The Company will be unable to pre-empt decisions of this nature, and as such, the risks and consequences which accompany them.

In 2021, the U.S. presidential administration signed Executive Order 14017 into order, assessing vulnerabilities in four priority product areas: semiconductors, large capacity batteries, critical minerals and materials, and pharmaceuticals and active pharmaceutical ingredients. Executive Order 14017 established an interagency Supply Chain Trade Task Force led by USTR. This task force was directed to identify foreign trade practices that the U.S. deemed unfair or otherwise determined to cause erosion to U.S. critical supply chains. The impact and decisions of this task force may cause consequential action from other trading partners, potentially impacting the Company’s financial performance.

Later in 2021 and into 2022, the US Administration replaced the Section 232 tariffs on steel and aluminum imports from the EU with a tariff rate quota system (TRQ), replaced the Section 232 tariffs on steel imports from Japan with a TRQ (the Section 232 aluminum imports from Japan are still in effect) and, as of March 2022, replaced the Section 232 tariffs on steel and aluminum imports from the UK with a TRQ. To date, the US Administration has kept in place all of the Section 301 tariffs on Chinese imports, which might influence importers to shift away from China and reorganize supply chains or otherwise cause decreased trade altogether — both imports and exports — raising prices and reducing options for consumers and businesses in the U.S. While a number of exclusions and extensions to these tariffs exist and evolve within the current administration, retaliatory actions by other nations remain a possibility.

To date, five nations have levied retaliatory tariffs up to 70 percent on approximately $73.2 billion of U.S. exports. These tariffs do not include retaliation by Canada and Mexico; following the reversal of U.S. steel and aluminum tariffs, both Canada and Mexico withdrew their retaliatory tariffs of 7 percent to 25 percent on approximately $20 billion of U.S. exports. These tariffs also no longer include retaliation by the EU, as it cancelled its retaliatory tariffs in exchange for the United States replacing the aluminum and steel tariffs with a TRQ for EU imports.

We are subject to anti-corruption, anti-bribery, anti-money laundering, economic sanctions, export control, and similar laws. Non-compliance with such laws can subject us to criminal or civil liability and harm our business, revenues, financial condition and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies and their employees and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international presence, we may engage with distributors and third-party intermediaries to market our solutions and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities.

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. In particular, the United States prohibits U.S. persons from engaging with individuals and entities identified as “Specially Designated Nationals,” such as terrorists and narcotics traffickers. These prohibitions are administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC. OFAC rules prohibit U.S. persons from engaging in, or facilitating a foreign person’s engagement in, transactions with or relating to the prohibited individual, entity or country, and require the blocking of assets in which the individual, entity or country has an interest. Blocked assets (e.g., property or bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Other countries in which we operate, including Canada and the United Kingdom, also maintain economic and financial sanctions regimes.

Some of our solutions, including software updates and third-party accessories, may be subject to U.S. export control laws, including the Export Administration Regulations; however, the vast majority of our products are non-U.S.-origin items, developed and manufactured outside of the United States, and therefore not subject to these laws. For third-party accessories, we rely on manufactures to supply the appropriate export control classification numbers that determine our obligations under these laws.

We cannot assure you that our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international presence, our risks under these laws, rules, and regulations may increase. Further, any change in the applicability or enforcement of these laws, rules, and regulations could adversely impact our business operations and financial results.

Detecting, investigating and resolving actual or alleged violations can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, anti-money laundering, or economic sanctions laws, rules, and regulations could subject us to whistle blower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, revenues, financial condition, and results of operations would be significantly harmed. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, financial condition and results of operations.

We are subject to a wide range of product regulatory and safety, consumer, worker safety and environmental laws and regulations.

Our operations and the products we manufacture and/or sell are subject to a wide range of product regulatory and safety, consumer, worker safety and environmental laws and regulations. Compliance with such existing or future laws and regulations could subject us to future costs or liabilities, impact our production capabilities, constrict our ability to sell, expand or acquire facilities, restrict what solutions we can offer and generally impact our financial performance. Our products are designed for use in potentially explosive or hazardous environments. If our product design fails for any reason in such environments, we may be subject to product liabilities and future costs. In addition, some of these laws are environmental and relate to the use, disposal, remediation, emission and discharge of, and exposure to hazardous substances. These laws often impose liability and can require parties to fund remedial studies or actions regardless of fault. Environmental laws have tended to become more stringent over time and any new obligations under these laws could have a negative impact on our operations or financial performance.

Laws focused on the energy efficiency of electronic products and accessories, recycling of both electronic products and packaging, reducing or eliminating certain hazardous substances in electronic products, and the transportation of batteries continue to expand significantly. Laws pertaining to accessibility features of electronic products, standardization of connectors and power supplies, the transportation of lithium-ion batteries, and other aspects are also proliferating. There are also demanding and rapidly changing laws around the globe related to issues such as product safety, radio interference, radio frequency radiation exposure, medical related functionality, and consumer and social mandates pertaining to use of wireless or electronic equipment. These laws, and changes to these laws, could have a substantial impact on whether we can offer certain products, solutions, and services, and on what capabilities and characteristics our products or services can or must include.

These laws and regulations impact our products and could negatively impact our ability to manufacture and sell products competitively. In addition, we anticipate that we will see increased demand to meet voluntary criteria related to reduction or elimination of certain constituents from products, increasing energy efficiency and providing additional accessibility.

Changes in laws and regulations concerning the use of telecommunication bandwidth could increase our costs and adversely impact our business.

Our business depends on our ability to sell devices that use telecommunication bandwidth allocated to licensed and unlicensed wireless services, and that use of that bandwidth is subject to laws and regulations that are subject to change over time. Changes in the permitted uses of telecommunication bandwidth, reallocation of such bandwidth to different uses, and new or increased regulation of the capabilities, manufacture, importation, and use of devices that depend on such bandwidth could increase our costs, require costly modifications to our products before they are sold, or limit our ability to sell those products into our target markets. In addition, we are subject to regulatory requirements for certification and testing of our products before they can be marketed or sold. Those requirements may be onerous and expensive. Changes to those requirements could result in significant additional costs and could adversely impact our ability to bring new products to market in a timely fashion.

We are subject to a wide range of privacy and data security laws, regulations and other legal obligations.

Personal privacy and information security are significant issues in the United States and the other jurisdictions in which we operate or make our products and applications available. The legislative and regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, including the U.S. Federal Trade Commission (“FTC”), and various state, local and foreign agencies. We may collect personally identifiable information, or PII, and other data from our customers. We use this information to provide services to our customers and to support, expand and improve our business. We may also share customers’ PII with third parties as allowed by applicable law and agreements and authorized by the customer or as described in our privacy policy.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, transfer, use and storage of PII. In the United States, the FTC and many state attorneys general are applying federal and state consumer protection laws as imposing standards for the online collection, use and dissemination of data. Many foreign countries and governmental bodies, including Canada, the European Union and other relevant jurisdictions, have laws and regulations concerning the collection and use of PII obtained from their residents or by businesses operating within their jurisdiction. These laws and regulations often are more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of data that identifies or may be used to identify or locate an individual, such as names, email addresses and, in some jurisdictions, Internet Protocol, or IP, addresses. Within the European Union, legislators have adopted the General Data Protection Regulation, or GDPR, effective May 2018 which may impose additional obligations and risk upon our business, and which may increase substantially the penalties to which we could be subject in the event of any non-compliance. We may incur substantial expense in complying with the obligations imposed by the governments of the foreign jurisdictions in which we do business or seek to do business and we may be required to make significant changes in our business operations, all of which may adversely impact our revenues and our business overall.

Although we are working to comply with those federal, state, and foreign laws and regulations, industry standards, contractual obligations and other legal obligations that apply to us, those laws, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, our practices or the features of our products or applications. At state level, lawmakers continue to pass new laws concerning privacy and data security. Particularly notable in this regard is the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020. The CCPA will introduce significant new disclosure obligations and provide California consumers with significant new privacy rights. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of PII or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse impact on our reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations, or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely impact our business.

We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or re-interpretations of existing laws and regulations, industry standards, contractual obligations and other obligations may require us to incur additional costs and restrict our business operations. Such laws and regulations may require companies to implement privacy and security policies, permit users to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use PII for certain purposes. In addition, a foreign government could require that any PII collected in a country not be disseminated outside of that country, and we are not currently equipped to comply with such a requirement.

Risks Related to Our Intellectual Property

If we are unable to successfully protect our intellectual property, our competitive position may be harmed.

Our ability to compete is heavily affected by our ability to protect our intellectual property. We rely on a combination of patent licenses, confidentiality procedures and contractual provisions to protect our proprietary rights. We also enter, and plan to continue to enter, into confidentiality, invention assignment or license agreements with our employees, consultants and other parties with whom we contract, and control access to and distribution of our software, documentation and other proprietary information. The steps we take to protect our intellectual property may be inadequate, and it is possible that some or all of our confidentiality agreements will not be honored and certain contractual provisions may not be enforceable. Existing trade secret, trademark and copyright laws offer only limited protection. Unauthorized parties may attempt to copy aspects of our products or obtain and use information which we regard as proprietary. Policing unauthorized use of our products is difficult, time consuming and costly, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology, the effect of either of which would harm our competitive position in the market. Furthermore, disputes can arise with our strategic partners, customers or others concerning the ownership of intellectual property.

Others may claim that we infringe on their intellectual property rights, which may result in costly and time-consuming litigation and could delay or otherwise impair the development and commercialization of our products.

In recent years, there has been a significant increase in litigation in the United States involving patents and other intellectual property rights, and because our products are comprised of complex technology, we are often involved in or impacted by assertions, including both requests to take licenses and litigation, regarding infringement of patent and other intellectual property rights of third parties. Third parties have asserted, and in the future may assert, intellectual property infringement claims against us and against our channel partners, end customers and suppliers. For example, we have been approached by Wilson Electronics about potential infringement of several of their patents involving cellphone boosters. Many of these assertions are brought by non-practicing entities whose principal business model is to secure patent licensing revenues from product manufacturing companies. Claims for alleged infringement and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our intellectual property rights. Defending any such claims, with or without merit, including pursuant to indemnity obligations, could be time consuming, expensive, cause product shipment delays or require us to enter into a royalty or licensing agreement, any of which could delay the development and commercialization of our products or reduce our margins. If we are unable to obtain a required license, our ability to sell or use certain products may be impaired. In addition, if we fail to obtain a license, or if the terms of the license are burdensome to us, our operations could be significantly harmed.

Our use of open source software could subject us to possible litigation or otherwise impair the development of our products.

A portion of our technologies incorporates open source software, including open source operating systems such as Android, and we expect to continue to incorporate open source software into our platform in the future. Few of the licenses applicable to open source software have been interpreted by courts, and their application to the open source software integrated into our proprietary technology platform may be uncertain. If we fail to comply with these licenses, then pursuant to the terms of these licenses, we may be subject to certain requirements, including requirements that we make available the source code for our software that incorporates the open source software. We cannot assure you that we have not incorporated open source software in our software in a manner that is inconsistent with the terms of the applicable licenses or our current policies and procedures. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could incur significant legal expenses defending against such allegations. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our technology platform.

With respect to open source operating systems, if third parties cease continued development of such operating systems or restrict our access to such operating system, our business and financial results could be adversely impacted. We are dependent on third parties’ continued development of operating systems, software application ecosystem infrastructures, and such third parties’ approval of our implementations of their operating and system and associated applications. If such parties cease to continue development or support of such operating systems or restrict our access to such operating systems, we would be required to change our strategy for our devices. As a result, our financial results could be negatively impacted because a resulting shift away from the operating systems we currently use, and the associated applications ecosystem could be costly and difficult.

Our inability to obtain and maintain any third-party license required to develop new products and product enhancements could seriously harm our business, financial condition and results of operations.

From time to time, we are required to license technology from third parties to develop new products or product enhancements. Third-party licenses may not be available to us on commercially reasonable terms, or at all. If we fail to renew any intellectual property license agreements on commercially reasonable terms, or any such license agreements otherwise expire or terminate, we may not be able to use the patents and technologies of these third parties in our products, which are critical to our success. We cannot assure you that we will be able to effectively control the level of licensing and royalty fees paid to third parties, and significant increase in such fees could have a significant and adverse impact on our future profitability. Seeking alternative patents and technologies may be difficult and time-consuming, and we may not be successful in finding alternative technologies or incorporating them into our products. Our inability to obtain any third-party license necessary to develop new products or product enhancements could require us to obtain substitute technology of lower quality or performance standards, or at greater cost, which could seriously harm our business, financial condition and results of operations.

Risks relating to our locations in Israel and Canada and our international operations

Conditions in Israel could materially and adversely affect our business.

A number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. During November 2012 and from July through August 2014, Israel was engaged in an armed conflict with a militia group and political party who controls the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel, as well as at areas more centrally located near Tel Aviv and at areas surrounding Jerusalem. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai Peninsula. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria, which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated and chemical weapons have been used in the region. Foreign actors have intervened and may continue to intervene in Syria. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries and may lead to additional conflicts in the region. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Iran also has a strong influence among extremist groups in the region, including Hamas in Gaza, Hezbollah in Lebanon and various rebel militia groups in Syria. These situations have escalated at various points in recent years and may escalate in the future to more violent events, which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

It may be difficult to enforce a U.S. judgment against us, our officers and directors named in our annual report on Form 20-F in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Not all of our directors or officers are residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Additionally, Israeli courts might not enforce judgments obtained in the United States against us or our non-U.S. our directors and executive officers, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought. For more information, see “Enforceability of Civil Liabilities.”

Because we are a corporation incorporated in British Columbia and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

We are a corporation incorporated under the laws of British Columbia with our principal place of business in Montreal, Canada. Some of our directors and officers and the auditors or other experts named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue-sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue-sky laws.

Similarly, some of our directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents’ judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

We have operations in China, which exposes us to risks inherent in doing business there.

We use multiple third-party suppliers and manufacturers based primarily in China. With the rapid development of the Chinese economy, the cost of labor has increased and may continue to increase in the future. Furthermore, pursuant to Chinese labor laws, employers in China are subject to various requirements when signing labor contracts, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Our results of operations will be materially and adversely affected if the labor costs of our third-party suppliers and manufacturers increase significantly. In addition, we and our manufacturers and suppliers may not be able to find a sufficient number of qualified workers due to the intensely competitive and fluid market for skilled labor in China.

Operating in China exposes us to political, legal and economic risks. In particular, the political, legal and economic climate in China, both nationally and regionally, is fluid and unpredictable. Our ability to utilize parties that operate in China may be adversely affected by changes in U.S. and Chinese laws and regulations such as those related to, among other things, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property, currency controls, network security, employee benefits, hygiene supervision and other matters. In addition, we may not obtain or retain the requisite legal permits to continue utilizing third-parties that operate in China, and costs or operational limitations may be imposed in connection with obtaining and complying with such permits. In addition, Chinese trade regulations are in a state of flux, and we may potentially become subject to other forms of taxation, tariffs and duties in China. Furthermore, the third parties we rely on in China may disclose our confidential information or intellectual property to competitors or third parties, which could result in the illegal distribution and sale of counterfeit versions of our products. If any of these events occur, our business, financial condition and results of operations could be materially and adversely affected.

Operating outside of the United States presents specific risks to our business, and we have substantial operations outside of the United States.

Most of our employee base and operations are located outside the United States, primarily in Canada and Israel. Most of our software development, third-party contract manufacturing, and product assembly operations are conducted outside the United States.

Risks associated with operations outside the United States include:

•        effectively managing and overseeing operations that are distant and remote from corporate headquarters may be difficult and may impose increased operating costs;

•        fluctuating foreign currency rates could restrict sales, increase costs of purchasing, and impact collection of receivables outside of the United States;

•        volatility in foreign credit markets may affect the financial well-being of our customers and suppliers;

•        violations of anti-corruption laws, including the Foreign Corrupt Practices Act and the U.K. Bribery Act could result in large fines and penalties;

•        violations of privacy and data security laws could result in large fines and penalties; and

•        tax disputes with foreign taxing authorities, and any resultant taxation in foreign jurisdictions associated with operations in such jurisdictions, including with respect to transfer pricing practices associated with such operations.

Foreign currency fluctuations may reduce our competitiveness and sales in foreign markets.

The relative change in currency values creates fluctuations in product pricing for international customers. These changes in foreign end-customer costs may result in lost orders and reduce the competitiveness of our products in certain foreign markets. These changes may also negatively impact the financial condition of some foreign customers and reduce or eliminate their future orders of our products. We also face adverse changes in, or uncertainty of, local business laws or practices, including the following:

•        foreign governments may impose burdensome tariffs, quotas, taxes, trade barriers, or capital flow restrictions;

•        restrictions on the export or import of technology may reduce or eliminate the ability to sell in or purchase from certain markets;

•        political and economic instability, including deterioration of political relations between the United States and other countries, may reduce demand for our solutions or put our non-U.S. assets at risk;

•        potentially limited intellectual property protection in certain countries may limit recourse against infringing on our solutions or cause us to refrain from selling in certain geographic territories;

•        staffing may be difficult along with higher turnover at international operations;

•        a government-controlled exchange rate and limitations on the convertibility of currencies, including the Chinese yuan;

•        transportation delays and customs related delays that may affect production and distribution of our products; and

•        integration and enforcement of laws vary significantly among jurisdictions and may change significantly over time.

Our failure to manage any of these risks successfully could harm our international operations and adversely impact our business, operating results and financial condition.

Risks Related to Ownership of Our Securities

The Purchase Warrants are speculative in nature.

The Purchase Warrants owned by the Selling Shareholders do not confer any rights of common share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire common shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Purchase Warrants may exercise their right to acquire the common shares and pay an exercise price of $0.23 per share, prior to five years from the date of issuance, after which date any unexercised Purchase Warrants will expire and have no further value. As of December 14, 2022, the closing price of one common share on the Nasdaq was $0.1784, making the Purchase Warrants “out-of-the-money.” As long as the Purchase Warrants remain out-of-the-money, it is unlikely that a significant number of them will be exercised. We cannot assure you that the price of our common shares will ever exceed the exercise price of the Purchase Warrants.

Holders of the Purchase Warrants will have no rights as a common shareholder until they acquire our common shares.

Until holders of the Purchase Warrants acquire common shares upon exercise of those warrants, the holders will have no rights with respect to the common shares issuable upon exercise of those warrants. Upon exercise of those warrants, the holder will be entitled to exercise the rights of a common shareholder as to the security exercised only as to matters for which the record date occurs after the exercise.

There is no public market for the Purchase Warrants.

There is no established public trading market for the Purchase Warrants and we do not expect a market to develop. In addition, we do not intend to apply to list the Purchase Warrants on any national securities exchange or other nationally recognized trading system, including The Nasdaq Capital Market. Without an active trading market, the liquidity of the Purchase Warrants will be limited.

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the price you paid for your shares.

The trading price of our common shares is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•        market conditions in the broader stock market in general, or in our industry in particular;

•        actual or anticipated fluctuations in our quarterly financial and operating results;

•        introduction of new products and services by us or our competitors;

•        sales, or anticipated sales, of large blocks of our stock;

•        issuance of new or changed securities analysts’ reports or recommendations;

•        failure of industry or securities analysts to maintain coverage of our company, changes in financial estimates by any industry or securities analysts that follow our company, or our failure to meet such estimates;

•        additions or departures of key personnel;

•        regulatory or political developments;

•        changes in accounting principles or methodologies;

•        acquisitions by us or by our competitors;

•        litigation and governmental investigations; and

•        economic, political and geopolitical conditions or events.

These and other factors may cause the market price and demand for our common shares to fluctuate substantially, which may limit or prevent investors from readily selling their common shares and may otherwise negatively affect the liquidity of our common shares. If the market price of our common shares after this offering does not exceed the price you paid, you may not realize any return on your investment in us and may lose some or all of your investment. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

We could lose our listing on the Nasdaq Capital Market if the closing bid price of our common shares does not return to above $1.00 for ten consecutive days during the 180 days ending February 22, 2023. The loss of the Nasdaq listing would make our common shares significantly less liquid and would affect its value.

On September 1, 2022, we announced that the Company had received a notification letter dated August 26, 2022 from the Listing Qualifications Department of The Nasdaq Stock Market LLC, notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2), resulting from the fact that the closing bid price of the Company’s common shares was below $1.00 per share for a period of thirty consecutive business days.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until February 22, 2023, to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s common shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. The Company is currently considering a number of alternatives to boost its minimum bid price but has not yet reached a decision on a course of action. We will continue to monitor the closing bid price of our common shares and seek to regain compliance with the Minimum Bid Price Requirement within the allotted compliance period; however, there can be no assurance that we will regain compliance with the Minimum Bid Requirement or that if we do appeal a subsequent delisting determination, that such appeal would be successful.

If the common shares are not listed on Nasdaq at any time after this offering, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our securities;

•        reduced liquidity;

•        a determination that the common shares are a “penny stock” which will require brokers trading in our shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for the common shares;

•        a limited amount of news and analyst coverage for our Company; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Upon delisting from the Nasdaq Capital Market, our common shares would be traded over-the-counter inter-dealer quotation system, more commonly known as the OTC. OTC transactions involve risks in addition to those associated with transactions in securities traded on the securities exchanges, such as the Nasdaq Capital Market (“Exchange-listed Stocks”). Many OTC stocks trade less frequently and in smaller volumes than Exchange-listed Stocks. Accordingly, our stock would be less liquid than it would be otherwise. Also, the values of OTC stocks are often more volatile than Exchange-listed Stocks. Additionally, institutional investors are usually prohibited from investing in OTC stocks, and it might be more challenging to raise capital when needed.

In addition, if our common shares are delisted, your ability to transfer or sell your common shares or the common shares underlying the Pre-Funded Warrants may be limited and the value of those securities will be materially adversely affected.

If our common shares become subject to the penny stock rules, it may be more difficult to sell our common shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The OTC Bulletin Board does not meet such requirements and if the price of our common shares is less than $5.00 and our common shares are no longer listed on a national securities exchange such as Nasdaq, our stock may be deemed a penny stock. The penny stock rules require a broker-dealer, at least two business days prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver to the customer a standardized risk disclosure document containing specified information and to obtain from the customer a signed and dated acknowledgment of receipt of that document. In addition, the penny stock rules require that prior to effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive: (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common shares, and therefore shareholders may have difficulty selling their shares.

We will require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects.

We intend to continue to make substantial investments to fund our business and support our growth. In addition, we may require additional funds to respond to business challenges, including the need to develop new features or enhance our solutions, improve our operating infrastructure or acquire or develop complementary businesses and technologies. As a result, in addition to the revenues we generate from our business, we may need to engage in additional equity or debt financings to provide the funds required for these and other business endeavors. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common shares. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain such additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely impacted. In addition, our inability to generate or obtain the financial resources needed may require us to delay, scale back, or eliminate some or all of our operations, which may have a significant adverse impact on our business, operating results and financial condition.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

After the closing of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the U.S. We must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common shares could decline, and we could be subject to sanctions or investigations by Nasdaq, the Securities and Exchange Commission, or the SEC, or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq Listing Rules also require foreign private issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain common share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We will continue to incur significant increased costs as a result of operating as a public company in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a public company in the United States, we incur significant legal, accounting and other expenses. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which requires, among other things, that we file with the SEC annual and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive-compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of our public offering. We intend to take advantage of this new legislation, but cannot assure you that we will not be required to implement these requirements sooner than planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

The rules and regulations applicable to public companies substantially increase our legal and financial compliance costs and make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our consolidated net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Our executive officers and directors, and their affiliated entities, along with our two other largest stockholders, own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval

As of the date of this prospectus, our executive officers and directors, together with entities affiliated with such individuals, along with our two other largest stockholders, beneficially own approximately 31.6% of our common shares. Accordingly, these stockholders may, as a practical matter, continue to be able to control the election of a majority of our directors and the determination of all corporate actions. This concentration of ownership could delay or prevent a change in control of the Company.

The exercise of the outstanding warrants may further dilute the common shares and adversely impact the price of our common shares.

As of December 14, 2022, we had 44,868,560 common shares issued and outstanding and, if all of the common shares to be sold by the Selling Shareholders are sold in this offering, we will have an additional 17,400,000 common shares outstanding for a total of 62,268,560 common shares issued and outstanding. In addition, at that date, the Lind Warrants were exercisable for 1,892,857 freely tradeable common shares and the Lind Waiver Warrants were exercisable for 1,739,130 “restricted” common shares that will become freely tradeable over time. The Company has other outstanding unexercised warrants and agents’ options to purchase 16,113,079 common shares as of December 14, 2022 that expire between December 23, 2022 and March 8, 2027. And lockups on 111,841 common shares owned by our directors and officers will expire on January 10, 2023. In addition, certain holders of common shares have the right, subject to certain exceptions and conditions, to require us to register their common shares under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding common shares would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. If the holders of our free trading shares wanted to sell these shares, there might not be enough purchasers to maintain the market price of our common shares on the date of such sales. Any such sales, or the fear of such sales, could substantially decrease the market price of our common shares and the value of your investment. A decline in the price of shares of our common shares might impede our ability to raise capital through the issuance of additional shares of our common shares or other equity securities.

The market for our common shares may not provide investors with adequate liquidity.

Liquidity of the market for our common shares depends on a number of factors, including our financial condition and operating results, the number of holders of our common shares, the market for similar securities and the interest of securities dealers in making a market in the securities. We cannot predict the extent to which investor interest in the Company will maintain a trading market in our common shares, or how liquid that market will be. If an active market is not maintained, investors may have difficulty selling common shares that they hold.

Since we do not expect to pay any cash dividends for the foreseeable future, investors in this offering may be forced to sell their stock in order to obtain a return on their investment

We do not anticipate declaring or paying in the foreseeable future any cash dividends on our capital stock. Instead, we plan to retain any earnings to finance our operations and growth plans discussed elsewhere or incorporated by reference in this prospectus. Accordingly, investors must rely on sales of their common shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common shares.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our securities will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our securities would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavourable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our securities could decrease, which might cause our stock price and trading volume to decline.

A possible “short squeeze” due to a sudden increase in demand of our common shares that largely exceeds supply may lead to price volatility in our common shares.

Investors may purchase our common shares to hedge existing exposure in our common shares or to speculate on the price of our common shares. Speculation on the price of our common shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of our common shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common shares for delivery to lenders of our common shares. Those repurchases may in turn, dramatically increase the price of our common shares until investors with short exposure are able to purchase additional common shares to cover their short position. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in our common shares that are not directly correlated to the performance or prospects of our common shares and once investors purchase the common shares necessary to cover their short position the price of our common shares may decline.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from the cash exercise of the Purchase Warrants, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds will be used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from the cash exercise of the Purchase Warrants, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We currently intend to use the net proceeds from the cash exercise of the Purchase Warrants to expand marketing and brand enhancement related to our products, to fund our ongoing research and development activities, for personnel development and training and for resource management software development. Our expected use of net proceeds from the cash exercise of the Purchase Warrants represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the commercial success of our systems and the costs of our research and development activities, as well as the amount of cash used in our operations. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        the size and growth potential of the markets for our products, and our ability to serve those markets;

•        the rate and degree of market acceptance of our products;

•        our ability to expand our sales organization to address effectively existing and new markets that we intend to target;

•        impact from future regulatory, judicial, and legislative changes or developments in the U.S. and foreign countries;

•        our ability to compete effectively in a competitive industry;

•        our ability to obtain funding for our operations;

•        our ability to attract collaborators and strategic partnerships;

•        our ability to continue to meet the NASDAQ requirements;

•        our ability to meet our other financial operating objectives;

•        the availability of qualified employees for our business operations;

•        general business and economic conditions;

•        our ability to meet our financial obligations as they become due;

•        positive cash flows and financial viability of our operations and new business opportunities;

•        ability to secure intellectual property rights over our proprietary products or enter into license agreements to secure the legal use of certain patents an intellectual property;

•        our ability to be successful in new markets;

•        our ability to avoid infringement of intellectual property rights; and

•        the positive cash flows and financial viability of our operations and new business opportunities

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of British Columbia. Some of our directors and officers, and some of the experts named in this prospectus, are residents of Canada, Israel or otherwise reside outside of the United States, and all or a substantial portion of their assets, and all or a substantial portion of our assets, are located outside of the United States. We have appointed an agent for service of process in the United States, but it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for shareholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States. There can be no assurance that U.S. investors will be able to enforce against us, members of our board of directors, officers or certain experts named herein who are residents of Canada, Israel or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws.

Service of process upon directors and officers which reside in Israel may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our Israeli directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our Israeli directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Naschitz, Brandes, Amir & Co., Advocates, that it may be difficult to assert U.S. securities laws claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact which can be a time-consuming and costly process. Matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which is non- appealable, provided that, among other things:

•        the judgment was rendered by a court of competent jurisdiction, according to the laws of the state in which the judgment is given;

•        the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted; and

•        the judgment is not contrary to public policy of Israel.

Even if such conditions are met, an Israeli court may not declare a foreign civil judgment enforceable if:

•        the prevailing law of the foreign state in which the judgment is rendered does not allow for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•        the defendant did not have a reasonable opportunity to be heard and to present his or her evidence, in the opinion of the Israeli court;

•        the enforcement of the civil liabilities set forth in the judgment is likely to impair the security or sovereignty of Israel;

•        the judgment was obtained by fraud;

•        the judgment was rendered by a court not competent to render it according to the rules of private international law prevailing in Israel;

•        the judgment conflicts with any other valid judgment in the same matter between the same parties; or

•        an action between the same parties in the same matter was pending in any Israeli court or tribunal at the time at which the lawsuit was instituted in the foreign court.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2022 on: (i) an actual basis; and (ii) on a pro forma basis to reflect: (A) the sale of all of the 17,400,000 common shares that may be sold by the Selling Shareholders in this offering; (B) the exercise of 1,590,000 registered Pre-Funded Warrants issued by the Company in a public offering that closed on October 12, 2022 (“Prior Offering”) at an exercise price of $0.01 per common share, (C) the issuance of 15,810,000 registered common shares by the Company in the Prior Offering, and (D) the issuance of 1,739,130 Lind Waiver Warrants to Lind, all as of December 14, 2022.

	Actual As of September 30, 2022	Pro Forma
Cash and cash equivalents	$988,626	$8,384,264
Warrant Liability (Note 2, Note 5)	$1,529,166	$1,619,415
Lease Obligations (short and long term)	$830,930	$830,930
Total liabilities not included in capitalization	$2,360,096	$2,450,345
Total Outstanding Long-Term Debt	$631,729	$0
Stockholders’ Equity
Common shares, no par value: unlimited shares authorized; 17,071,028 shares, actual; 62,268,560 shares pro forma(1),(3),(5)	69,997,293	77,459,291
Reserves	$13,175,439	$13,175,439
Accumulated Other Comprehensive Income (loss)	$(177,367)	$(177,367)
Shareholders’ Deficit (Note 4)	$(71,230,357)	$(72,656,211)
Total Shareholders’ Equity(1),(2),(3)	$11,765,008	$17,801,152
Total Capitalization	$12,396,737	$17,801,152

____________

(1)      The number of shares of our common shares to be outstanding after this offering is based on 62,268,560 common shares outstanding as of December 14, 2022. That number assumes the sale of all 17,400,000 common shares by the Selling Shareholders in this offering and excludes:

•        1,516,138 common shares issuable upon the exercise of stock options outstanding under our 2016 Stock Option Plan as amended, with a weighted-average exercise price of $3.65 per share;

•        3,165,000 common shares issuable upon the exercise of restricted share units outstanding under the 2016 Stock Option Plan, as amended;

•        776,453 common shares reserved for future issuance under our 2016 Stock Option Plan;

•        15,047,189 common shares issuable upon the exercise of outstanding warrants with a weighted average exercise price of $3.81 per share; and

•        1,739,130 common shares issuable upon the exercise of the Lind Waiver Warrants with and an exercise price of $0.23 per share.

(2)      Warrant Liability: A valuation report to determine the fair value of the Lind Waiver Warrants and of the Pre-Funded Warrants and the Purchase Warrants (the Pre-Funded Warrants and Purchase Warrants, the “New Warrants”) that were issued in the Company’s Prior Offering indicated a fair value of $2,032,800 for the New Warrants and a fair value of the Lind Waiver Warrants of $181,023.

(3)      Share Capital: As all of the Company’s outstanding warrants are treated as a liability, the residual value method was utilized to allocate the total proceeds of the issuance of the Company’s securities in the Prior Offering. The residual value allocated to the share capital was $1,953,300. Approximately 49.0% of the share issuance costs for the Prior Offering are also shown in the common share capital amount with the excess allocated to transaction costs as an expense.

(4)      Shareholders’ Deficit: The share issuance costs of the Prior Offering were bi-furcated proportionally based on the fair value of the warrants and of the share capital, which was estimated by management as approximately 51.0% to the warrants and approximately 49.0% to the share capital. Approximately 51.0% of the share issuance costs of the Prior Offering were allocated to the shareholders’ deficit.

(5)      The residual value method is utilized to allocate the total proceeds of the issuance for any Pre-Funded Warrants in the Prior Offering.

DILUTION

If you invest in our common shares in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per common share and the as adjusted net tangible book value per common share immediately after this offering.

Our net tangible book value as of September 30, 2022 before this offering, which has been adjusted for the issuance of 10,397,532 common shares to repay $1,200,000 of face value principal of the Lind promissory note, the issuance of 15,810,000 common shares in the Prior Offering, the issuance of 1,590,000 Pre-Funded Warrants exercisable at $0.01 in the Prior Offering and the issuance of 1,739,130 Lind Waiver Warrants, was approximately $7,740,279, or approximately $0.173 per share. Our net tangible book value is the amount of our total tangible assets less our total liabilities. Net tangible book value per share represents net tangible book value divided by the 44,868,560 common shares outstanding before this offering (as adjusted above) as of September 30, 2022.

For illustrative purposes, after giving effect to: (i) the exercise of all of the outstanding Purchase Warrants by the Selling Stockholders at the exercise price of $0.23 per share which would result in gross proceeds to us of $4,002,000; (ii) assuming that all of such exercised 17,400,000 common shares were sold by the Selling Shareholders in this offering (the proceeds of which would not be received by the Company), and (iii) after deducting estimated offering expenses payable by us of $60,000, our pro-forma net tangible book value as of September 30, 2022 after this offering would be approximately $11,682,279, or approximately $0.188 per share. Pro-forma net tangible book value per share represents net tangible book value divided by the 62,268,560 common shares outstanding after this offering (as adjusted above) as of September 30, 2022. This represents an immediate increase in net tangible book value of $0.015 per share to existing stockholders and immediate dilution in net tangible book value of $0.042 per share to investors purchasing our common shares in this offering at the assumed public offering price.

The following table illustrates the dilution described in the paragraph above on a per-share basis:

Net tangible book value per share before this offering	$0.173
Net tangible book value per share as of September 30, 2022 after this offering	$0.188
Increase in net tangible book value per share attributable to this offering	$0.015
Assumed public offering price per share(1)	$0.23
Net tangible book value per share as of September 30, 2022 after this offering(1)	$0.188
Dilution per share to new investors purchasing common shares in this offering(1)	$(0.042)

____________

(1)      The number of shares of our common shares to be outstanding after this offering is based on 62,268,560 common shares outstanding as of December 14, 2022. That number assumes the sale of all 17,400,000 common shares by the Selling Shareholders in this offering and excludes:

•1,516,138 common shares issuable upon the exercise of stock options outstanding under our 2016 Stock Option Plan as amended, with a weighted-average exercise price of $3.65per share;

•3,165,000 common shares issuable upon the exercise of restricted share units outstanding under the 2016 Stock Option Plan, as amended;

•786,453 common shares reserved for future issuance under our 2016 Stock Option Plan;

•15,047,189 common shares issuable upon the exercise of outstanding warrants with a weighted average exercise price of $3.81 per share; and,

•1,739,130 common shares issuable upon the exercise of the Lind Waiver Warrants with and an exercise price of $0.23 per share.

USE OF PROCEEDS

Based upon an exercise price of $0.23 per share, if the Purchase Warrants are exercised in cash for all 17,400,000 common shares we estimate that we will receive net proceeds of approximately $3,942,000 after deducting our estimated expenses of $60,000. We have agreed to pay all expenses relating to registering the common shares covered by this prospectus. The Selling Shareholders will pay any brokerage commissions and/or similar charges incurred in connection with the sale of the common shares covered hereby. If the Purchase Warrants are exercised in a cashless exercise, we will not receive any proceeds from the exercise of the Purchase Warrants.

We plan to use the net proceeds we receive from the exercise of the Purchase Warrants as follows:

Estimated Use of Net Proceeds (Dollars In 000’s)
Working Capital	$2,366
Growth Strategies	$788
Research and Development	$394
Sales and Marketing	$394
Total	$3,942

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds from the cash exercise of the Purchase Warrants. Our management, however, will have some flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds from the cash exercise of the Purchase Warrants differently than as described in this prospectus. To the extent that the net proceeds we receive from the cash exercise of the Purchase Warrants are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

MARKET INFORMATION FOR SECURITIES AND DIVIDEND POLICY

Market Information

Our common shares and listed warrants currently trade on Nasdaq under the symbols “SYTA” and “SYTAW,” respectively. The Purchase Warrants were issued in private placement and are not listed for trading on the Nasdaq or any other trading platform. As of December 14, 2022, there were approximately 8,209 holders of record of our common shares and 1 holder of record of our listed warrants. The closing price of one common share on the Nasdaq on December 14, 2022 was $0.1784.

Dividend Policy

We have never declared or paid any dividends on our common shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain any future earnings to fund business development and growth, and we do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

DETERMINATION OF OFFERING PRICE

The exercise price for the common shares underlying the Purchase Warrants is $0.23 per share. We cannot currently determine the price or prices at which common shares may be sold by the Selling Shareholders under this prospectus.

SELLING SHAREHOLDERS

This prospectus covers the possible resale by the Selling Shareholders identified in the table below of up to 17,400,000 common shares issuable upon the exercise of the Purchase Warrants. The Selling Shareholders acquired the Purchase Warrants in a private placement pursuant to the Securities Purchase Agreements whereby they also purchased our common shares or Pre-Funded Warrants in a concurrent public offering as described in a prospectus supplement dated October 10, 2022 modifying a base prospectus that was part of the registration statement on Form F-3 (File No. 333- 265998) dated July 1, 2022 and declared effective on July 18, 2022. We have filed the registration statement on Form F-1 (File No. 333-268536), of which this prospectus is a part, to register those 17,400,000 common shares.

After the exercise of their Purchase Warrants, in whole or in part, the Selling Shareholders may sell some, all or none of their common shares. We do not know how long the Selling Shareholders will hold the Purchase Warrants, whether any Selling Shareholders will exercise the Purchase Warrants, and upon such exercise, how long such Selling Shareholders will hold the common shares before selling them, and we currently have no agreements, arrangements or understandings with the Selling Shareholders regarding the sale of any of the common shares.

The following table presents information regarding the Selling Shareholders and the common shares that each may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by the Selling Shareholders, and reflects their respective holdings as of December 14, 2022, unless otherwise noted in the footnotes to the table. Beneficial ownership is determined in accordance with the rules of the SEC, and thus represents voting or investment power with respect to our securities. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days after the date of this table, including the Purchase Warrants. To our knowledge and subject to applicable community property rules, except as otherwise set forth below, the persons and entities named in the table have sole voting and sole investment power with respect to all equity interests beneficially owned. The percentage of shares beneficially owned before and after the offering is based on 44,868,560 our common shares actually outstanding as of December 14, 2022.

Selling Shareholder	Shares Beneficially Owned Before this Offering(1)	Percentage of Outstanding Shares Beneficially Owned Before this Offering	Shares to be Sold in this Offering	Shares Beneficially Owned After this Offering	Percentage of Outstanding Shares Beneficially Owned After this Offering(1)
Anson Investments Master Fund LP(2)	2,212,500	4.70%	1,800,000	412,500	0.70%
Armistice Capital Master Fund Ltd(3)	8,780,000	16.37%	3,915,000	4,865,000	7.80%
Bigger Capital Fund, LP(4)	2,587,500	5.45%	1,100,000	1,487,500	2.40%
District 2 Capital Fund LP(5)	2,587,500	5.45%	1,100,000	1,487,500	2.40%
CVI Investments, Inc.(6)	2,550,000	5.38%	400,000	2,150,000	3.50%
Funicular Funds, LP(7)	1,400,000	3.03%	700,000	700,000	1.10%
Hudson Bay Master Fund Ltd.(8)	4,340,000	8.82%	1,735,000	2,605,000	4.20%
Intracoastal Capital, LLC(9)	2,350,000	4.98%	900,000	1,450,000	2.30%
Iroquois Master Fund LTD(10)	560,000	1.23%	280,000	280,000	0.40%
Iroquois Capital Investment Group LLC(11)	140,000	0.31%	70,000	70,000	0.10%
KBB Asset Management LLC(12)	1,000,000	2.18%	500,000	500,000	0.80%
L1 Capital Global Opportunities Master Fund(13)	2,805,000	5.88%	1,225,000	1,580,000	2.50%

Selling Shareholder	Shares Beneficially Owned Before this Offering(1)	Percentage of Outstanding Shares Beneficially Owned Before this Offering	Shares to be Sold in this Offering	Shares Beneficially Owned After this Offering	Percentage of Outstanding Shares Beneficially Owned After this Offering(1)
Lind Global Macro Fund, LP(14)	1,297,500	2.81%	862,500	435,000	0.70%
Lind Global Fund II, LP(15)	5,149,585	10.3%	862,500	4,287,085	6.90%
S.H.N. Financial Investments Ltd(16)	1,400,000	3.03%	600,000	800,000	1.30%
Walleye Opportunities Master Fund Ltd.(17)	2,000,000	4.27%	1,000,000	1,000,000	1.60%
Warberg WF X LP(18)	820,777	1.80%	350,000	470,777	0.80%

____________

*        Represents beneficial ownership of less than one percent.

(1)      Includes the shares underlying the Purchase Warrants as if all Purchase Warrants have been exercised. Assumes all common shares offered by the Selling Shareholders hereby are sold and that the Selling Shareholders buy or sell no additional common shares prior to the completion of this offering.

(2)      Consists of (i) 1,800,000 common shares, and (ii) 1,800,000 common shares issuable upon the exercise of Purchase Warrants. Anson Advisors Inc. and Anson Funds Management LP, the Co-Investment Advisers of Anson Investments Master Fund LP (“AIMF”) hold voting and dispositive power over the Common Shares held by Anson. Bruce Winson is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. Mr. Winson, Mr. Kassam and Mr. Nathoo each disclaim beneficial ownership of these Common Shares except to the extent of their pecuniary interest therein. The principal business address of Anson is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The Purchase Warrants held by this Selling Shareholder are subject to a beneficial ownership limitation of 4.99%, which does not permit the Selling Shareholder to exercise that portion of the Purchase Warrants that would result in the Selling Shareholder and its affiliates owning, after exercise, a number of common shares in excess of the beneficial ownership limitation. The amounts and percentages in the table do not give effect to the 4.99% beneficial ownership limitation.

(3)      Consists of (i) 3,000,000 common shares, (ii) 915,000 common shares issuable upon the exercise of Pre-Funded Warrants, (iii) 950,000 common shares issuable upon the exercise of warrants with an exercise price of $2.30 per share, and (iv) 3,915,000 common shares issuable upon the exercise of Purchase Warrants. The shares are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be indirectly beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund, and (ii) Steven Boyd, as the Managing Member of Armistice Capital. Armistice Capital and Steven Boyd disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. The address of the Master Fund is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, New York 10022. The Purchase Warrants held by this Selling Shareholder are subject to a beneficial ownership limitation of 9.99%, which does not permit the Selling Shareholder to exercise that portion of the Purchase Warrants that would result in the Selling Shareholder and its affiliates owning, after exercise, a number of common shares in excess of the beneficial ownership limitation. The amounts and percentages in the table do not give effect to the 9.99% beneficial ownership limitation.

(4)      Consists of (i) 1,100,000 common shares, (ii) 387,500 common shares issuable upon the exercise of warrants with an exercise price of $2.30 per share, and (ii) 1,100,000 common shares issuable upon the exercise of Purchase Warrants. The shares are directly held by Bigger Capital Fund LP, a Delaware limited partnership (the “Capital Fund”), and may be deemed to be indirectly beneficially owned by: (i) Bigger Capital Fund GP, LLC (“Bigger GP”), as the investment manager of the Capital Fund; and (ii) Michael Bigger, as the Managing Member of Bigger GP. Bigger GP and Michael Bigger disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. The address of the Capital Fund is c/o Bigger Capital Fund LP, 11700 W Charleston Blvd, 170-659, Las Vegas, Nevada 89135. The Purchase Warrants held by this Selling Shareholder are subject to a beneficial ownership limitation of 4.99%, which does not permit the Selling Shareholder to exercise that portion of the Purchase Warrants that would result in the Selling Shareholder and its affiliates owning, after exercise, a number of common shares in excess of the beneficial ownership limitation. The amounts and percentages in the table do not give effect to the 4.99% beneficial ownership limitation.

(5)      Consists of (i) 1,100,000 common shares, (ii) 387,500 common shares issuable upon the exercise of warrants with an exercise price of $2.30 per share, and (ii) 1,100,000 common shares issuable upon the exercise of Purchase Warrants. The shares are directly held by District 2 Capital Fund LP, a New York limited partnership (the “District 2”), and may be deemed to be indirectly beneficially owned by: (i) District 2 GP LLC (“District 2 GP”), as the investment manager of the Capital Fund; and (ii) Michael Bigger, as the Managing Member of District 2 GP. District 2 GP and Michael Bigger disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. The address of District 2 is c/o District 2 Capital Fund LP, 14 Wall Street, 2nd Floor, Huntington, New York 11743. The Purchase Warrants held by this Selling Shareholder are subject to a beneficial ownership limitation of 4.99%, which does not permit the Selling Shareholder to exercise that portion of the Purchase Warrants that would result in the Selling Shareholder and its affiliates owning, after exercise, a number of common shares in excess of the beneficial ownership limitation. The amounts and percentages in the table do not give effect to the 4.99% beneficial ownership limitation.

(6)      Consists of (i) 400,000 common shares, (ii) 1,750,000 common shares issuable upon the exercise of warrants with an exercise price of $2.30 per share, and (iii) 400,000 common shares issuable upon the exercise of Purchase Warrants. Heights Capital Management, Inc., the authorized agent of CVI Investments, Inc. (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. CVI Investments, Inc. is affiliated with one or more FINRA members, none of whom are currently expected to participate in the sale of shares of Common Stock pursuant to this prospectus. The address of Heights Capital Management, Inc. is 101 California Street, Suite 3250, San Francisco, CA 94111. The Purchase Warrants held by this Selling Shareholder are subject to a beneficial ownership limitation of 4.99%, which does not permit the Selling Shareholder to exercise that portion of the Purchase Warrants that would result in the Selling Shareholder and its affiliates owning, after exercise, a number of common shares in excess of the beneficial ownership limitation. The amounts and percentages in the table do not give effect to the 4.99% beneficial ownership limitation.

(7)      Consists of (i) 700,000 common shares, and (ii) 700,000 common shares issuable upon the exercise of Purchase Warrants. The shares are directly held by Funicular Funds, LP. Funicular Funds, LP, a Delaware limited partnership, and Jacob Ma-Weaver may be deemed to be the beneficial owners of the common shares. Mr. Ma-Weaver has voting and dispositive power over the shares of common stock held by Funicular Funds, LP as a result of being the managing member of Cable Car Capital LLC, which is the general partner of Funicular Funds, LP. The business address of the selling shareholder is 2261 Market Street #4307, San Francisco, California 94114. The Purchase Warrants held by this Selling Shareholder are subject to a beneficial ownership limitation of 4.99%, which does not permit the Selling Shareholder to exercise that portion of the Purchase Warrants that would result in the Selling Shareholder and its affiliates owning, after exercise, a number of common shares in excess of the beneficial ownership limitation. The amounts and percentages in the table do not give effect to the 4.99% beneficial ownership limitation.

(8)      Consists of (i) 1,735,000 common shares, (ii) 870,000 common shares issuable upon the exercise of warrants with an exercise price of $2.30 per share, and (iii) 1,735,000 common shares issuable upon the exercise of Purchase Warrants. The shares are directly held by Hudson Bay Master Fund Ltd., a Cayman Islands exempted company (the “Hudson Bay Fund”). Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities. The address of Hudson Bay Capital Management L.P. is 28 Havemeyer Place, 2nd Floor, Greenwich, CT 06830. The Purchase Warrants held by this Selling Shareholder are subject to a beneficial ownership limitation of 9.99%, which does not permit the Selling Shareholder to exercise that portion of the Purchase Warrants that would result in the Selling Shareholder and its affiliates owning, after exercise, a number of common shares in excess of the beneficial ownership limitation. The amounts and percentages in the table do not give effect to the 9.99% beneficial ownership limitation.

(9)      Consists of (i) 900,000 common shares, (ii) 550,000 common shares issuable upon the exercise of warrants with an exercise price of $2.30 per share, and (ii) 900,000 common shares issuable upon the exercise of Purchase Warrants. The shares are directly held by Intracoastal Capital, LLC, a Delaware limited liability company (“Intracoastal”). Mitchell P. Kopin and Daniel B. Asher, each of whom are managers of Intracoastal, have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. Mitchell P. Kopin and Daniel B. Asher disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. The address of the Intracoastal Fund is c/o Intracoastal Capital, LLC, 245 Palm Trail, Delray Beach, Florida 33483. The Purchase Warrants held by this Selling Shareholder are subject to a beneficial ownership limitation of 4.99%, which does not permit the Selling Shareholder to exercise that portion of the Purchase Warrants that would result in the Selling Shareholder and its affiliates owning, after exercise, a number of common shares in excess of the beneficial ownership limitation. The amounts and percentages in the table do not give effect to the 4.99% beneficial ownership limitation.

(10)    Consists of (i) 280,000 common shares, and (ii) 280,000 common shares issuable upon the exercise of Purchase Warrants. The shares are directly held by Iroquois Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”). Iroquois Capital Management L.L.C. is the investment manager of Iroquois Master Fund, Ltd. Iroquois Capital Management, LLC has voting control and investment discretion over securities held by Iroquois Master Fund. As Managing Members of Iroquois Capital Management, LLC, Richard Abbe and Kimberly Page make voting and investment decisions on behalf of Iroquois Capital Management, LLC in its capacity as investment manager to Iroquois Master Fund Ltd. As a result of the foregoing, Mr. Abbe and Mrs. Page may be deemed to have beneficial ownership (as determined under Section 13(d) of the

Securities Exchange Act of 1934, as amended) of the securities held by Iroquois Capital Management and Iroquois Master Fund. The address of Iroquois Master Fund Ltd is 227 Elgin Avenue, Georgetown, Grand Cayman KY1-1107, Cayman Islands. The Purchase Warrants held by this Selling Shareholder are subject to a beneficial ownership limitation of 4.99%, which does not permit the Selling Shareholder to exercise that portion of the Purchase Warrants that would result in the Selling Shareholder and its affiliates owning, after exercise, a number of common shares in excess of the beneficial ownership limitation. The amounts and percentages in the table do not give effect to the 4.99% beneficial ownership limitation.

(11)    Consists of (i) 70,000 common shares, and (ii) 70,000 common shares issuable upon the exercise of Purchase Warrants. The shares are directly held by Iroquois Capital Investment Group LLC, a Delaware limited liability company (“Iroquois Capital”). Richard Abbe is the managing member of Iroquois Capital Investment Group LLC. Mr. Abbe has voting control and investment discretion over securities held by Iroquois Capital Investment Group LLC. As such, Mr. Abbe may be deemed to be the beneficial owner (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Iroquois Capital Investment Group LLC. The address of Iroquois Capital Investment Group LLC is 2 Overhill Road, Suite 400, Scarsdale, New York 10583. The Purchase Warrants held by this Selling Shareholder are subject to a beneficial ownership limitation of 4.99%, which does not permit the Selling Shareholder to exercise that portion of the Purchase Warrants that would result in the Selling Shareholder and its affiliates owning, after exercise, a number of common shares in excess of the beneficial ownership limitation. The amounts and percentages in the table do not give effect to the 4.99% beneficial ownership limitation.

(12)    Consists of (i) 500,000 common shares, and (ii) 500,000 common shares issuable upon the exercise of Purchase Warrants. The shares are directly held by KBB Asset Management LLC, a Delaware limited liability company (“KBB”), and may be deemed to be indirectly beneficially owned by Steve Segal, the Managing Member of KBB, who has voting and dispositive control over the shares. Mr. Segal disclaims beneficial ownership of the securities except to the extent of his respective pecuniary interests therein. The address of the KBB is c/o KBB Asset Management LLC, 47 Calle Del Sur, Palm Coast, Florida 32137. The Purchase Warrants held by this Selling Shareholder are subject to a beneficial ownership limitation of 4.99%, which does not permit the Selling Shareholder to exercise that portion of the Purchase Warrants that would result in the Selling Shareholder and its affiliates owning, after exercise, a number of common shares in excess of the beneficial ownership limitation. The amounts and percentages in the table do not give effect to the 4.99% beneficial ownership limitation.

(13)    Consists of (i) 1,225,000 common shares, (ii) 355,000 common shares issuable upon the exercise of warrants with an exercise price of $2.30 per share, and (ii) 1,225,000 common shares issuable upon the exercise of Purchase Warrants. The shares are directly held by L1 Capital Global Opportunities Master Fund, a Cayman Islands exempted company (the “L1 Fund”). David Feldman, the portfolio manager of L1 Capital Global Opportunities Master Fund, has voting and investment power over these securities. Mr. Feldman disclaims beneficial ownership over these securities. The address of L1 Capital Global Opportunities Master Fund is 161A Shedden Road, 1 Artillery Court, PO Box 10085, Grand Cayman KY1-1001, Cayman Islands. The Purchase Warrants held by this Selling Shareholder are subject to a beneficial ownership limitation of 4.99%, which does not permit the Selling Shareholder to exercise that portion of the Purchase Warrants that would result in the Selling Shareholder and its affiliates owning, after exercise, a number of common shares in excess of the beneficial ownership limitation. The amounts and percentages in the table do not give effect to the 4.99% beneficial ownership limitation.

(14)    Consists of (i) 862,500 common shares issuable upon the exercise of Purchase Warrants, and (ii) 435,000 common shares issuable upon the exercise of warrants with an exercise price of $2.30 per share. The shares are directly held by Lind Global Macro Fund LP, a Delaware limited partnership (the “Macro Fund”), and may be deemed to be indirectly beneficially owned by: (i) The Lind Partners LLC (“Lind”), as the investment manager of the Macro Fund; and (ii) Jeff Easton, as the General Partner of Lind. Lind and Jeff Easton disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. The address of the Master Fund is c/o Lind Global Macro Fund LP, 444 Madison Avenue, 41st Floor, New York, New York 10022. The Purchase Warrants held by this Selling Shareholder are subject to a beneficial ownership limitation of 9.99%, which does not permit the Selling Shareholder to exercise that portion of the Purchase Warrants that would result in the Selling Shareholder and its affiliates owning, after exercise, a number of common shares in excess of the beneficial ownership limitation. The amounts and percentages in the table do not give effect to the 9.99% beneficial ownership limitation.

(15)    Consists of (i) 220,098 common shares, (ii) 862,500 common shares issuable upon the exercise of Purchase Warrants, (iii) 1,739,130 common shares issuable upon exercise of warrants issued in connection with a Waiver between Siyata and Lind, (iv) 1,892,857 common shares issuable upon the exercise of warrants issued in February 2022, and (v) 435,000 common shares issuable upon the exercise of warrants with an exercise price of $2.30 per share. The shares are directly held by Lind Global Fund II, LP, a Delaware limited partnership (the “Global Fund”), and may be deemed to be indirectly beneficially owned by: (i) The Lind Partners LLC (“Lind”), as the investment manager of the Global Fund; and (ii) Jeff Easton, as the General Partner of The Lind Partners LLC. Lind and Jeff Easton disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. The address of the Master Fund is c/o Lind Global Fund II, LP, 444 Madison Avenue, 41st Floor, New York, New York 10022. The Purchase Warrants held by this Selling Shareholder are subject to a beneficial ownership limitation of 9.99%, which does not permit the Selling Shareholder to exercise that portion of the Purchase Warrants that would result in the Selling Shareholder and its affiliates owning, after exercise, a number of common shares in excess of the beneficial ownership limitation. The amounts and percentages in the table do not give effect to the 9.99% beneficial ownership limitation.

(16)    Consists of (i) 600,000 common shares, (ii) 200,000 common shares issuable upon the exercise of warrants with an exercise price of $2.30 per share, and (ii) 600,000 common shares issuable upon the exercise of Purchase Warrants. The shares are directly held by S.H.N. Financial Investments Ltd., a Israeli corporation (“S.H.N.”), and may be deemed to be indirectly beneficially owned by Mr. Hadar Shamir and Mr. Nir Shamir who each own 50% of the company and have shared voting and dispositive power over the common shares. Mr. Hadar Shamir and Mr. Nir Shamir disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. The address of S.H.N. is c/o S.H.N. Financial Investments Ltd., 3 Arik Einstein Street, Herzilya Hills, Israel. The Purchase Warrants held by this Selling Shareholder are subject to a beneficial ownership limitation of 4.99%, which does not permit the Selling Shareholder to exercise that portion of the Purchase Warrants that would result in the Selling Shareholder and its affiliates owning, after exercise, a number of common shares in excess of the beneficial ownership limitation. The amounts and percentages in the table do not give effect to the 4.99% beneficial ownership limitation.

(17)    Consists of (i) 1,000,000 common shares, and (ii) 1,000,000 common shares issuable upon the exercise of Purchase Warrants. The shares are directly held by Walleye Opportunities Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be indirectly beneficially owned by: (i) Walleye Capital LLC (“Walleye Capital”), as the investment manager of the Master Fund. Walleye Capital LLC disclaims beneficial ownership of the securities. The address of the Master Fund is c/o Walleye Opportunities Master Fund Ltd., 2800 Niagara Lane North, Plymouth, Minnesota 55447. Walleye Capital LLC, is the general partner of Walleye Trading LLC, a broker-dealer. The Purchase Warrants held by this Selling Shareholder are subject to a beneficial ownership limitation of 4.99%, which does not permit the Selling Shareholder to exercise that portion of the Purchase Warrants that would result in the Selling Shareholder and its affiliates owning, after exercise, a number of common shares in excess of the beneficial ownership limitation. The amounts and percentages in the table do not give effect to the 4.99% beneficial ownership limitation.

(18)    Consists of (i) 350,000 common shares, (ii) 120,777 common shares issuable upon the exercise of warrants with an exercise price of $2.30 per share, and (ii) 350,000 common shares issuable upon the exercise of Purchase Warrants. The shares are directly held by Warberg WF X LP, a Delaware limited partnership (the “Warberg Fund”), and may be deemed to be indirectly beneficially owned by: (i) Warberg Asset Management LLC (“WAM”), as the investment manager of the Warberg Fund, and (ii) Daniel Warsh, as the Manager of WAM. WAM and Daniel Warsh disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. The address of the Warberg Fund is c/o Warberg WF X LP, 716 Oak Street, Winnetka, Illinois 60093. The Purchase Warrants held by this Selling Shareholder are subject to a beneficial ownership limitation of 4.99%, which does not permit the Selling Shareholder to exercise that portion of the Purchase Warrants that would result in the Selling Shareholder and its affiliates owning, after exercise, a number of common shares in excess of the beneficial ownership limitation. The amounts and percentages in the table do not give effect to the 4.99% beneficial ownership limitation.

PLAN OF DISTRIBUTION

The Selling Shareholders, which shall include donees, pledgees, transferees or other successors-in-interest selling common shares received after the date of this prospectus from a Selling Shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their common shares on any stock exchange, market or trading facility on which the common shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Shareholders may use any one or more of the following methods when disposing of common shares or interests therein:

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        block trades in which the broker-dealer will attempt to sell the common shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•        through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•        through agreements between broker-dealers and the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

•        a combination of any such methods of sale; and

•        any other method permitted by applicable law.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b) or other applicable provision of the Securities Act amending the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus. The Selling Shareholders also may transfer the common shares in other circumstances, in which case the pledgees, transferees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common shares, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume. The Selling Shareholders may also sell common shares short and deliver these securities to close out their short positions, or loan or pledge the common shares to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into options or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to each such broker-dealer or other financial institution of common shares offered by this prospectus, which common shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Shareholders from the sale of the common shares offered by them will be the purchase price of the common shares less discounts or commissions, if any. Each of the Selling Shareholders reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents. We will not receive any of the proceeds from this offering. However, we will receive the proceeds from the exercise of the Purchase Warrants by the Selling Shareholders who exercise such warrants for cash.

The Selling Shareholders also may resell all or a portion of the common shares in open market transactions in reliance upon Rule 144 under the Securities Act so long as they meet the criteria and conform to the requirements of that rule.

The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common shares may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the common shares may be underwriting discounts and commissions under the Securities Act. Selling Shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the common shares to be sold, the names of the Selling Shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with. All such requirements are the responsibility of the Selling Shareholders.

We have advised the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of common shares in the market and to the activities of the Selling Shareholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the common shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed with the Selling Shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the common shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement, or (ii) the date on which all of the common shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

We will pay all expenses of the registration of the common shares, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each Selling Shareholder will pay all underwriting discounts and selling commissions, if any, and any legal expenses incurred by it. We may indemnify the Selling Shareholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the agreements with the Selling Shareholders, or the selling shareholders may be entitled to contribution.

DESCRIPTION OF COMMON SHARES

The following description of our common shares and provisions of our memorandum and articles of association are summaries and do not purport to be complete. Reference is made to our memorandum and articles of association, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Our common shares were listed on the Nasdaq Capital Market and currently trade under the symbols “SYTA.”

All of our issued and outstanding common shares are fully paid and non-assessable. Our common shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our common shares will not receive a certificate in respect of such common shares. Our shareholders who are non-residents of British Columbia may freely hold and vote their common shares.

We are authorized to issue an unlimited amount of common shares with no par value per share. Subject to the provisions of the Business Corporations Act (British Columbia) (“Business Corporations Act”) and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which cany rights and privileges that are preferential to the rights attaching to common shares. No share may be issued at a discount except in accordance with the provisions of the Business Corporations Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

ENFORCEABILITY OF CIVIL LIABILITY

We are incorporated under the laws of British Columbia, Canada. Service of process upon us and upon certain of our directors and officers and the experts named in this prospectus, who reside outside the U.S., may be difficult to obtain within the U.S. Furthermore, because a substantial amount of our assets and certain of our directors and officers are located outside the U.S., any judgment obtained in the U.S. against us or any of our directors and officers may not be collectible within the U.S.

There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based on the U.S. federal securities laws or “blue sky” laws of any state within the United States and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based on the civil liability provisions of the U.S. federal securities laws or any such state securities or blue sky laws. Therefore, it may not be possible to enforce those judgments against us, certain of our directors and officers, the experts named in this prospectus.

LEGAL MATTERS

Certain legal matters with respect to Canadian law and with respect to the validity of the offered securities under the law of British Columbia, Canada, will be passed upon for us by our Canadian legal counsel Cassels Brock & Blackwell LLP. Certain legal matters with respect to New York law and U.S. federal securities law will be passed upon for us by Carmel, Milazzo & Feil LLP, New York, New York.

EXPERTS

The consolidated financial statements of the Company incorporated in this prospectus by reference to our Annual Report on Form 20-F for the year ended December 31, 2021 have been audited by Davidson & Company LLP, an independent registered public accounting firm, as set forth in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

You may access the documents that we file with the SEC at the SEC’s website at www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.siyatamobile.com. Information contained in or accessible through our website does not constitute a part of this prospectus and is not incorporated by reference in this prospectus.

This prospectus is part of a registration statement on Form F-1 we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities that are being offered under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You should rely only on the information contained in this prospectus or incorporated by reference in prospectus. We have not authorized anyone else to provide you with different information.

INCORPORATION OF DOCUMENTS BY REFERENCE

We file annual and special reports and other information with the SEC (File Number 001-39557). These filings contain important information which does not appear in this prospectus. The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c) 15(d) of the Exchange Act, except for information “furnished” to the SEC that is not deemed filed and not incorporated by reference into this prospectus (unless otherwise indicated below), until the termination of the offering of securities described in the applicable prospectus supplement or post-effective amendment:

•        our Annual Report on Form 20-F for the fiscal year ended on December 31, 2021, filed with the SEC on April 28, 2022 (the “Form 20-F”);

•        our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on April 29, 2022, May 3, 2022, May 17, 2022, May 26, 2022, May 31, 2022, May 31, 2022, June 7, 2022, June 27, 2022, July 6, 2022, July 13, 2022, July 14, 2022, July 18, 2022, July 26, 2022, July 28, 2022, August 1, 2022, August 19, 2022, August 19, 2022, August 19, 2022, August 30, 2022, September 1, 2022, September 8, 2022, September 22, 2022, September 23, 2022; October 12, 2022; October 13, 2022; October 19, 2022; October 26, 2022, October 31, 2022, November 09, 2022, November 10, 2022, November 14, 2022, November 15, 2022, November 16, 2022 and December 6, 2022;

•        the description of our securities registered under Section 12 of the Exchange Act contained in the Form 8-A12B, as filed with the SEC on September 24, 2020, including any amendment or report filed for the purpose of updating such description; and

•        any future filings made with the SEC under Section 13(a), 13(c) or 15(d) of the Exchange Act.

In addition, any reports on Form 6-K submitted to the SEC by the registrant pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement that we specifically identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part and all subsequent Annual Reports on Form 20-F filed after the effective date of this registration statement and prior to the termination of this offering and any reports on Form 6-K subsequently submitted to the SEC, or portions thereof that we specifically identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part, shall be considered to be incorporated into this prospectus by reference and shall be considered a part of this prospectus from the date of filing or submission of such documents.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus as well as the information we previously filed with the SEC and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates. Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to Siyata Mobile Inc., Attn: Chief Financial Officer, 1751 Richardson Street, Suite #2207, Montreal, Quebec Canada H3K-1G6; telephone: 514-500-1181. You may also obtain information about us by visiting our website at https://www.siyatamobile.com. The information contained on or accessible through our website is not incorporated by reference and is not part of this prospectus.

Up to 17,400,000 Common Shares

Prospectus

December 15, 2022